Exhibit 10.8

PRE-OPENING SERVICES AND

MANAGEMENT AGREEMENT

BY AND BETWEEN

CHT HARBORCHASE TRS TENANT CORP.

AS TENANT

AND

HARBOR VILLAGES MANAGEMENT, LLC

AS MANAGER

DATED AS OF AUGUST 29, 2012

1.42.	Net Operating Income	10
1.43.	Non-Routine Capital Expenditures	10
1.44.	Occupancy Test	10
1.45.	Opening Date.	10
1.46.	Operating Fee	10
1.47.	Overdue Rate	10
1.48.	Permitted Encumbrances	10
1.49.	Permitted Use	10
1.50.	Person	10
1.51.	Pre-Opening Services.	11
1.52.	Pre-Opening Services Fee.	11
1.53.	Pre-Opening Services Period.	11
1.54.	Proprietary Marks	11
1.55.	Repairs and Equipment Estimate	11
1.56.	Residents	11
1.57.	State	11
1.58.	Target Incentive Threshold	11
1.59.	Target Subordination Threshold	11
1.60.	Tenant	12
1.61.	Term	12
1.62.	Total Casualty	12
1.63.	Total Facility Revenues	12
1.64.	Unsuitable for Its Permitted Uses	12
1.65.	Working Capital	13
ARTICLE II APPOINTMENT OF MANAGER AND PRIMARY GOAL OF AGREEMENT		13
2.01.	Appointment of Manager	13
2.02.	Goals	13
ARTICLE III OPERATING FEES		14
3.01.	Operating Services Fee	14
3.02.	Incentive Fee	14
3.03.	Subordination of Operating Fee.	15
ARTICLE IV DUTIES AND RIGHTS		15
4.01.	Authority of Manager Right of Possession	15
4.02.	Pre-Opening Services.	16
4.03.	Marketing Services	16
4.04.	Hiring and Training of Staff	17
4.05.	Operation Services Duties	17
4.06.	Manager’s Home Office Employees	20
4.07.	Personnel Administration	20
4.08.	Purchasing	21
4.09.	Leases	21
4.10.	Operating Account and Working Capital.	21

ARTICLE V OPERATING PROFITS, CREDITS AND COLLECTIONS, AND PROCEDURE FOR HANDLING RECEIPTS AND OPERATING CAPITAL		22
5.01.	Manager’s Profits	22
5.02.	Credits and Collections	22
ARTICLE VI FINANCIAL RECORDS		22
6.01.	Accounting and Financial Records	22
6.02.	Reports	23
6.03.	Access	23
ARTICLE VII ANNUAL OPERATING BUDGET		24
ARTICLE VIII OTHER FINANCIAL MATTERS		25
8.01.	Charges	25
8.02.	Tax Status	25
8.03.	Employee Withholding	25
ARTICLE IX REPRESENTATIONS, WARRANTIES AND GENERAL COVENANTS AND TENANT AND MANAGER OBLIGATIONS		25
9.01.	Representations and Warranties of the Tenant.	25
9.02.	Representations, Warranties and Covenants of Manager.	26
9.03.	Tenant’s Obligations	27
9.04.	Quiet Enjoyment	28
9.05.	Manager’s Obligations	28
9.06.	Subordination	28
9.07.	Sale of the Facility	28
9.08.	Covenant Not To Compete	28
ARTICLE X REPAIRS, MAINTENANCE AND REPLACEMENTS		29
10.01.	Routine Repairs and Maintenance	29
10.02.	Repairs and Equipment.	29
10.03.	Building Alterations, Improvements, Renewals and Replacements.	31
ARTICLE XI INSURANCE		32
ARTICLE XII TERMINATION OF AGREEMENT		32
12.01.	General Termination	32
12.02.	Performance Termination	33
12.03.	Termination Without Cause	33
12.04.	Transition upon Termination	33
ARTICLE XIII DEFAULTS		34
13.01.	Default by Manager	34
13.02.	Default by Tenant	34
13.03.	Remedies of Tenant	34
13.04.	Remedies of Manager	34
13.05.	Additional Remedies	35
13.06.	No Waiver of Default	35

ARTICLE XIV LEGAL ACTIONS, GOVERNING LAW, LIABILITY OF MANAGER AND INDEMNITY		35
14.01.	Legal Actions	35
14.02.	Legal Fees and Costs	36
14.03.	Choice of Law and Venue	36
14.04.	Liability of Manager.	36
14.05.	Indemnity	37
14.06.	Notice of Claim or Suit	38
ARTICLE XV REGULATORY AND CONTRACTUAL REQUIREMENTS		38
15.01.	Regulatory and Contractual Requirements	38
ARTICLE XVI PROPRIETARY MARKS; INTELLECTUAL PROPERTY		39
16.01.	Name of Facility	39
16.02.	Ownership of Proprietary Marks	39
16.03.	Intellectual Property	39
16.04.	Breach of Covenant	40
ARTICLE XVII DAMAGE AND CONDEMNATION		40
17.01.	Damage and Repair	40
17.02.	Condemnation	40
ARTICLE XVIII MISCELLANEOUS PROVISIONS		41
18.01.	Additional Assurances	41
18.02.	Consents, Approval and Discretion	41
18.03.	No Brokerage	41
18.04.	Notices	42
18.05.	Severability	42
18.06.	Gender and Number	43
18.07.	Division and Heading	43
18.08.	Confidentiality of Information	43
18.09.	Right to Perform	43
18.10.	Assignment by Manager	43
18.11.	Limitation of Liability	43
18.12.	Expert Decisions	44
18.13.	Right to Inspect	44
18.14.	Entire Agreement/Amendment/Waiver	45

LIST OF EXHIBITS

EXHIBIT A	DESCRIPTION OF REAL PROPERTY

EXHIBIT B	APPROVED OPERATING BUDGET

EXHIBIT C	INSURANCE REQUIREMENTS

EXHIBIT D	QUARTERLY CERTIFICATION

v

PRE-OPENING SERVICES AND MANAGEMENT AGREEMENT

THIS PRE-OPENING SERVICES AND MANAGEMENT AGREEMENT (“Agreement”) is executed this 29th day of August, 2012 (the “Effective Date”), between CHT HARBORCHASE TRS TENANT CORP., a Delaware corporation (“Tenant”), and HARBOR VILLAGES MANAGEMENT, LLC, a Florida limited liability company (the “Manager”).

WHEREAS, CHT Harborchase Assisted Living Facility Owner, LLC, a Delaware limited liability company (“Landlord”) is the owner of certain real property located in Sumter County, Florida, as further described in Exhibit A attached hereto and made a part hereof, on which is being constructed a senior’s housing facility known as HarborChase Villages (the “Facility” as further defined in Section 1.20 herein); and

WHEREAS, Landlord has leased the Facility to Tenant pursuant to a lease agreement of even date herewith; and

WHEREAS, Tenant wishes to appoint Manager as manager of the Facility and Manager desires to operate the Facility, all subject to and upon the terms and conditions herein set forth;

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

The following terms shall have the meanings set forth below when used in this Agreement.

1.01. Accounting Period. The term “Accounting Period” means and refers to a calendar month.

1.02. Affiliate. The term “Affiliate” shall mean, with respect to any Person, (i) any Person directly or indirectly Controlling, Controlled by or under common Control with any such Person, (ii) in the case of any such Person which is a partnership, any partner in such partnership, (iii) in the case of any such Person which is a limited liability company, any member of such company, (iv) in the case of any such Person which is a corporation, any officer, director or stockholder of such corporation, (v) any other Person which is a parent or a subsidiary with respect to such Person or to one or more of the Persons referred to in the preceding clauses (i) through (iv), (vi) any other Person who is an officer, director, trustee or employee of, or partner in, such Person or any Person referred to in the preceding clauses (i) through (v) and (vii) any other Person who is a member of, or trustee of any trust for the benefit of, the immediate family of such Person or of any Person referred to in the preceding clauses (i) through (vi). Provided, however, a Person shall not be deemed to be an Affiliate solely by virtue of an equity security registered under the Securities Exchange Act of 1934, as amended, unless such Person is a beneficial Tenant of more than five (5) percent of such equity security.

1.03. Agreement. The terms “Agreement” and this “Agreement” shall mean this Management Agreement between Tenant and Manager, and any amendments thereto as may be from time to time agreed to in writing by the parties.

1.04. Annual Financial Report. The term “Annual Financial Report” shall have the meaning given such term in Section 6.01.

1.05. Applicable Laws. The term “Applicable Laws” shall mean all applicable laws, statutes, regulations, rules, ordinances, codes, licenses, permits and orders, from time to time in existence, of all courts of competent jurisdiction and Government Agencies, and all applicable judicial and administrative and regulatory decrees, judgments and orders, including common law rulings and determinations of any kind, including without limitation, those relating to (i) damage to, or the protection of real or personal property, (ii) human health and safety (except those requirements which, by definition, are solely the responsibility of employers), (iii) the Environment, including, without limitation, all valid and lawful requirements of courts and other Government Agencies pertaining to reporting, licensing, permitting, investigation, remediation and removal of underground improvements (including, without limitation, treatment or storage tanks, or water, gas or oil wells), or emissions, discharges, releases or threatened releases of Hazardous Substances, chemical substances, pesticides, petroleum or petroleum products, pollutants, contaminants or hazardous or toxic substances, materials or wastes whether solid, liquid or gaseous in nature, into the Environment, or relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances, underground improvements (including, without limitation, treatment or storage tanks, or water, gas or oil wells), or pollutants, contaminants or hazardous or toxic substances, materials or wastes, whether solid, liquid or gaseous in nature, (iv) accessibility for the disabled or handicapped, including, but not limited to, any applicable provisions of The Architectural Barriers Act of 1968, The Rehabilitation Act of 1973, The Fair Housing Act of 1988, The Americans With Disabilities Act, the accessibility code(s), if any, of the State in which the Facility is located, and all regulations and guidelines lawfully promulgated under any of the foregoing, as the same may be amended from time to time, and (v) Federal and/or State equal employment opportunity statutes, rules and regulations, including, without limitation, (x) Title II of the Civil Rights Act of 1964, the Equal Pay Act of 1963, the National Labor Relations Act, the Fair Labor Standard Act, the Rehabilitation Act of 1983, and the Occupational Safety and Health Act of 1970, all as may be from time to time modified or amended, and (y) all applicable Federal and/or State equal housing opportunity statutes, rules and regulations, all as may be from time to time modified or amended.

1.06. Approved Budget. The Approved Budget for the remainder of                 , 20     shall be the Approved Budget attached hereto as Exhibit “B”. Thereafter, the Approved Budget shall be the Annual Operating Budget approved pursuant to Section 7.01.

1.07. Capital Budget. The term “Capital Budget” shall be the Capital Budget included in the Approved Budget.

1.08. Cash Flow. The term “Cash Flow” shall mean all Total Facility Revenues in excess of Facility Expenses.

1.09. Control. The term “Control” (including the correlative meanings of the terms “Controlling”, “Controlled by”, and “under common control with” as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person whether through the Ownership of voting securities, by contract, or otherwise.

1.10. Disbursement Rate. The term “Disbursement Rate” shall mean an adjustable annual rate of interest equal to the Prime Rate, as published from time to time in the Wall Street Journal, or if the Wall Street Journal is no longer published, as published from time to time in another nationally distributed financial publication designated by the Manager.

1.11. Effective Date. The term “Effective Date” shall mean the date of this Agreement.

1.12. Eligible Independent Contractor. The term “Eligible Independent Contractor” shall mean any person or entity designated as manager of the Facility, but only if (a) such person or entity does not own (either actually or constructively through related parties, as determined under Section 856(d)(3) of the Internal Revenue Code), directly or indirectly, more than thirty five percent (35%) of the shares of CNL Healthcare Trust, Inc., (b) not more than thirty five percent (35%) of the total combined voting power of such person or entity’s stock or thirty five percent (35%) of the total shares of all classes of stock of such person or entity (in the case of a corporation), or not more than thirty five percent (35%) of the interests in such person or entity’s assets or net profits (in the case of entities other than corporations) is owned (again, either actually or constructively through related parties, as determined under Section 856(d)(3) of the Internal Revenue Code), by CNL Healthcare Trust, Inc., and (c) at the time such person or entity enters into the Management Agreement with respect to the Facility to operate the same, such person or entity is actively engaged in the trade or business of operating Qualified Health Care Properties for any person or entity who is not a “related person” (within the meaning of Section 856(d)(9)(A) of the Internal Revenue Code) with respect to the Tenant and/or any of the Tenant’s Affiliates.

1.13. Entity. The term Entity shall mean any corporation, general or limited partnership, limited liability company, partnership, stock company or association, joint venture, association, company, trust, bank, trust company, land trust, business trust, cooperative, any government or agency or political subdivision thereof or any other entity that is not a natural person.

1.14. Environment. The term “Environment” shall mean soil, surface waters, ground waters, land, streams, sediments, surface or subsurface strata and ambient air.

1.15. Event of Default. The term “Event of Default” means the occurrence of any default under this Agreement and the expiration of any applicable cure period set forth herein.

1.16. Excess Cash Flow. The term “Excess Cash Flow” shall mean NOI above the Target Incentive Threshold.

1.17. Exclusion. The term “Exclusion shall have the meaning given to such term in Section 9.01(c).

1.18. Expert. The term “Expert” shall mean an independent, nationally recognized senior’s housing consulting firm or individual, who is qualified to resolve the issue in question, and who is appointed in each instance by agreement of the parties or, failing agreement, each party shall select one (1) such nationally recognized consulting firm or individual and the two (2) respective firms and/or individuals so selected shall select another such nationally recognized consulting firm or individual to be the Expert. Each party agrees that it shall not appoint an individual to select or to be an Expert hereunder if the individual is, as of the date of appointment or within six (6) months prior to such date, employed by such party, either directly or as a consultant, in connection with any other matter. In the event that either party calls for an Expert determination pursuant to the terms hereof, the parties shall have ten (10) days from the date of such request to agree upon an Expert and, if they fail to agree, each party shall have an additional ten (10) days to make its respective selection of a firm or individual, and within ten (10) days of such respective selections, the two (2) respective firms and/or individuals so selected shall select another such nationally recognized consulting firm or individual to be the Expert. If either party fails to make its respective selection of a firm or individual within the ten (10) day period provided for above, then the other party’s selection shall be the Expert. Also, if the two (2) respective firms and/or individuals so selected shall fail to select a third nationally recognized consulting firm or individual to be the Expert, then such Expert shall be appointed by the American Arbitration Association and shall be a qualified person having at least ten (10) years recent professional experience as to the subject matter in question. Prior to the actual occurrence of a dispute hereunder, upon request by either party, the parties shall in good faith select and agree upon the firm or individual who will perform the duties of the Expert hereunder with respect to one, some or all of the issues that may be referred to an Expert pursuant to the provisions of this Agreement; provided that at any time after such pre-approval of an Expert, upon the request of either party based upon a reasonable objection to such Expert, the parties shall in good faith discuss the replacement of such Expert with respect to one, some or all of the issues that may be referred to such Expert hereunder.

1.19. Facility. The term “Facility” shall mean the senior’s housing facility containing 28 dementia care units (with a capacity of 34 Residents) and 64 assisted living units (with a capacity of 75 Residents) being constructed on the real property located in Sumter County, Florida, as further described on attached Exhibit A.

1.20. Facility Expenses. The term “Facility Expenses” shall mean for the requisite period the sum of the following items:

(a) The cost of operating the Facility incurred in accordance with this Agreement, including without limitation, compensation, fringe benefits, payroll taxes and other costs relating to employees of the Manager (the foregoing costs shall not include salaries and other employee costs of executive personnel of the Manager who do not work at the Facility on a regular basis; except that the foregoing costs shall include the allocable portion of the salary and other employee costs of any accounting or other personnel (other than regional vice presidents or regional sales people) assigned to a “cluster” of seniors housing and/or independent living and/or assisted living and/or similar use facilities which includes the Facility, to the extent provided for in the Approved Budget);

(b) Departmental expenses incurred at departments within the Facility; administrative and general expenses; the cost of marketing incurred by the Facility; advertising and business promotion incurred by the Facility; heat, light, and power; software license fees and computer line charges at the Facility;

(c) Except to the extent funded from the FF&E Reserve, the cost of FF&E and Inventories consumed in the operation of the Facility;

(d) A reasonable reserve for uncollectible accounts receivable as determined by the Manager;

(e) To the extent provided in the Approved Budget, all costs and fees of independent professionals or other third parties who are retained by the Manager to perform services required or permitted hereunder;

(f) To the extent provided in the Approved Budget, all costs and fees of technical consultants and operational experts who are retained or employed by the Manager and/or any of its Affiliates for specialized services (including, without limitation, quality assurance inspectors) and the cost of attendance by employees of the Facility at training and manpower development programs sponsored by the Manager;

(g) Payments made into the FF&E Reserve;

(h) Any applicable sales tax;

(i) The Operating Fee and Incentive Fee paid to Manager, and such other costs and expenses incurred by Manager as are specifically provided for elsewhere in this Agreement or in the Approved Budget;

(j) Costs and expenses incurred by the Expert in performing its duties under Section 18.12 of this Agreement;

(k) Any premium or deductible on any of the insurance policies maintained by Manager under Article XI below.

(l) All other costs and expenses treated as Facility Expenses under this Agreement and included in the Approved Budget.

If a facility expense benefits the Facility and one or more other facilities managed by the Manager, the amount allocated to the Facility shall be payable as a Facilities Expense to the extent provided in the Approved Budget.

1.21. FF&E. The term “FF&E” shall mean all items of personal property, as defined under the Model Uniform Commercial Code, including, but not limited to: (a) all equipment, machinery, fixtures, and other items of property, now or hereafter permanently affixed to or incorporated into the Facility, including, without limitation, all furnaces, boilers, heaters, electrical equipment, heating, plumbing, lighting, ventilating, refrigerating, incineration, air and water pollution control, waste disposal, air-cooling and air-conditioning systems and apparatus, sprinkler systems and fire and theft protection equipment, together with all replacements, modifications, alterations and additions thereto; (b) all furniture, furnishings, movable walls or partitions, computers or trade fixtures or other personal property of any kind or description used or useful in Tenant’s business on or in the Facility, and all modifications, replacements, alterations and additions to such personal property, except those incurred in normal resident unit turnover which shall be a Facility Expense; (c) all linen, china, glassware, tableware, uniforms and similar items, whether used in connection with public space or tenant rooms; and (d) “Property and Equipment,” “P&E,” and “FF&E” (as such terms are customarily used and defined in the most broad and inclusive sense), as well as all other items included within the category of Inventory.

1.22. FF&E Reserve. The term “FF&E Reserve” shall mean the reserve established pursuant to Section 10.02(a). All amounts in the FF&E Reserve shall be the property of the Tenant.

1.23. FF&E Reserve Expenditures. The term “FF&E Reserve Expenditures” shall mean the expenditures from the FF&E Reserve pursuant to Article X below.

1.24. FF&E Reserve Payment. The term “FF&E Reserve Payment shall mean Five Hundred and No/100 Dollars ($500) per unit in the Facility, commencing on the first anniversary of the Opening Date.

1.25. Fiscal Year. The term “Fiscal Year” shall mean the calendar year, and the period, if any, from January 1st to the end of the Term in the calendar year in which the Term expires.

1.26. Force Majeure Event. The term “Force Majeure Event” means any circumstance at the Facility which is not in the reasonable control of a party hereto, caused by any of the following: strikes, lockouts; acts of God; acts of war; civil commotion; fire or any other casualty; governmental action; or other similar cause or circumstance which is not in the reasonable control of a party hereto. Neither lack of financing nor general economic and/or market factors is a Force Majeure Event.

1.27. GDP Deflator. The term “GDP Deflator” shall mean the “Gross Domestic Product Implicit Price Deflator” issued from time to time by the United States Bureau of Economic Analysis of the Department of Commerce, or if the aforesaid GDP Deflator is not at such time so prepared and published, any comparable index selected by Manager and reasonably satisfactory to Tenant (a “Substitute Index”), then prepared and published by an agency of the government of the United States, appropriately adjusted for changes in the manner in which such index is prepared and/or year upon which such index is based. Except as otherwise expressly stated herein, whenever a number or amount is required to be “adjusted by the GDP Deflator,” or similar terminology, such adjustment shall be equal to the percentage increase or decrease in the GDP Deflator which is issued for the month in which such adjustment is to be made (or, if the GDP Deflator for such month is not yet publicly available, the GDP Deflator for the most recent month for which the GDP Deflator is publicly available) as compared to the GDP Deflator which was issued for the month in which the Opening Date occurred.

1.28. GAAP. The term “GAAP” shall mean Generally Accepted Accounting Principles as adopted by the American Institute of Certified Public Accountants.

1.29. Government Agency. The term “Government Agency” shall mean any legislative body, court, agency, authority, board (including, without limitation, health and long term care, environmental protection, planning and zoning), bureau, commission, department, office or instrumentality of any nature whatsoever of any governmental or quasi-governmental unit of the United States or the State or any county or any political subdivision of any of the foregoing, whether now or hereafter in existence, having jurisdiction over Manager or the Facility or any portion thereof.

1.30. Hazardous Substances. The term “Hazardous Substances” shall mean any substance:

(a) the presence of which requires or may hereafter require notification, investigation or remediation under any applicable federal, State or local statute, regulation, rule, ordinance, order, action or policy; or

(b) which is or becomes defined as a “hazardous waste”, “hazardous material” or “hazardous substance” or “pollutant” or “contaminant” under any present or future applicable federal, State or local statute, regulation, rule or ordinance or amendments thereto including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. et seq.) and the Resource Conservation and Recovery Act (42 U.S.C. Section 6901 et seq.) and the regulations promulgated thereunder; or

(c) which is toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic or otherwise hazardous and is or becomes regulated by any Government Agency; or

(d) the presence of which on the Facility causes or materially threatens to cause an unlawful nuisance upon the real property described in Exhibit A or to adjacent properties or poses or materially threatens to pose a hazard to the Facility or to the health or safety of persons on or about the Facility; or

(e) without limitation, which contains gasoline, diesel fuel or other petroleum hydrocarbons or volatile organic compounds; or

(f) without limitation, which contains polychlorinated biphenyls (PCBs) or asbestos or urea formaldehyde foam insulation; or

(g) without limitation, which contains or emits radioactive particles, waves or material; or

(h) without limitation, constitutes materials which are now or may hereafter be subject to regulation pursuant to the Material Waste Tracking Act of 1988, or any Applicable Laws promulgated by any Government Agency.

1.31. Home Office Employees. The term “Home Office Employees” shall mean those employees defined in Section 4.05.

1.32. Incentive Fee. The term “Incentive Fee” shall have the meaning given to such term in Section 3.02.

1.33. Intellectual Property. The term “Intellectual Property” shall mean (i) all computer software developed and owned by Manager or an Affiliate of Manager; and (ii) all manuals, instructions, policies, procedures and directives issued by Manager to its employees at the Facility regarding the procedures and techniques to be used in operation of the Facility. The term “Intellectual Property” does not include the data and information stored or maintained on the Intellectual Property described in (i) above.

1.34. Inventories. The term “Inventories” shall mean all inventories, as such term is customarily used and defined in its most broad and inclusive sense including, but not limited to, all inventories of food, beverages and other consumables held by Manager for sale or use at or from the Facility, and soap, cleaning supplies, paper supplies, operating supplies, china, glassware, silver, linen, uniforms, building and maintenance supplies, spare parts and attic stock, medical supplies, drugs and all other such goods, wares and merchandise held by Manager for sale to or for consumption by residents of the Facility and all such other goods returned to or repossessed by Manager.

1.35. Legal Requirements. The term “Legal Requirements” shall mean all federal, State, county, municipal and other governmental statutes, codes, laws, rules, orders, writs, regulations, ordinances, judgments, decrees and injunctions affecting the Facility or the maintenance, construction, alteration or operation thereof, whether now or hereafter enacted or in existence, including, without limitation, (a) all permits, licenses, authorizations, certificates and regulations necessary to operate the Facility for its Permitted Use, and (b) Applicable Laws.

1.36. Management Services. The term “Management Services” shall mean the operational and personnel administration services described in this Agreement, which shall commence upon the date of this Agreement.

1.37. Manager. The term “Manager” shall have the meaning given such term in the Recital above and shall include its successors and assigns expressly permitted hereunder.

1.38. Marketing Budget. The term “Marketing Budget” shall be the Marketing Budget included in the Approved Budget.

1.39. Marketing Services. The term “Marketing Services” shall have that meaning given to such term in Section 4.02.

1.40. Measurement Period. The term “Measurement Period” shall mean a period of twelve (12) consecutive months, with the first such period commencing on the first day of the first calendar quarter following the Occupancy Test Date.

1.41. Mortgage. The term “Mortgage” shall mean any mortgage, deed of trust or indemnity deed of trust that is recorded against the Facility as security for a secured loan.

1.42. Net Operating Income. The term “Net Operating Income” for any period shall mean Total Facility Revenues for such period less Facility Expenses for such period.

1.43. Non-Routine Capital Expenditures. The term “Non-Routine Capital Expenditures” shall have the meaning given such term in Section 10.03(a).

1.44. Occupancy Test Date. The term “Occupancy Test Date” means the earlier of (i) the date that the Facility has ninety-two (92%) percent occupancy by Residents, (ii) the date that the Facility has eighty-eight (88%) percent of its units occupied by Residents, or (iii) the third anniversary of the Opening Date.

1.45. Opening Date. The term “Opening Date” means the date on which the term of the resident agreement of the first paying Resident of the Facility commences.

1.46. Operating Fee. The term “Operating Fee” shall have the meaning given such term in Section 3.01.

1.47. Overdue Rate. The term “Overdue Rate” shall mean, on any date, a per annum rate of interest equal to the lesser of ten percent (10%) or the maximum rate permitted by applicable law.

1.48. Permitted Encumbrances. The term “Permitted Encumbrances” shall mean all rights, restrictions, and easements of record set forth on Schedule B to the Tenant’s title insurance policy issued to Tenant for the real property described in attached Exhibit A (a copy of which Schedule B is included as part of attached Exhibit A).

1.49. Permitted Use. The term “Permitted Use” shall mean use as a senior’s housing assisted living facility, and for such other uses as may be necessary or incidental to such use, with appropriate amenities for the same, and for no other purpose.

1.50. Person. The term “Person” shall mean any individual or Entity, and the heirs, executors, administrators, legal representatives, successors and assigns of such Person where the context so permits.

1.51. Pre-Opening Services. The term “Pre-Opening Services” is defined in Section 4.02.

1.52. Pre-Opening Services Fee. The term “Pre-Opening Services Fee” is equal to Eight Thousand Five Hundred and No/100 Dollars ($8,500.00) per month.

1.53. Pre-Opening Services Period. The term “Pre-Opening Services Period” means the period commencing on the Effective Date and continuing until the day immediately prior to the Opening Date.

1.54. Proprietary Marks. The term “Proprietary Marks” shall include all trade names, trademarks, symbols, logos, designs, etc., which are used in connection with the operation of the Facility during the Term, except the name “HarborChase Villages”. The term “Proprietary Marks” shall include all present and future Proprietary Marks, whether they are now or hereafter owned by Manager or any of its Affiliates, and whether or not they are registered under the laws of the United States or any other country.

1.55. Repairs and Equipment Estimate. The term “Repairs and Equipment Estimate” shall have the meaning given such term in Section 10.02(d).

1.56. Residents. The term Residents shall have the meaning given such term in Section 2.02(b).

1.57. State. The term “State” shall mean the State of Florida and any regulatory agencies within the State with overview authority or other authority over the Facility, unless otherwise specifically indicated.

1.58. Target Incentive Threshold. The term “Target Incentive Threshold” shall mean the sum of Two Million One Hundred Thousand ($2,100,000) Dollars, which sum shall be increased by three (3%) percent on each anniversary of the Occupancy Test Date.

1.59. Target Subordination Threshold. The term “Target Subordination Threshold” shall mean the sum of One Million Eight Hundred Fifty Thousand ($1,850,000) Dollars, which sum shall be increased by three (3%) percent on each anniversary of the Occupancy Test Date.

1.60. Tenant. The term “Tenant” shall mean CHT Harborchase TRS Tenant Corp., a Delaware corporation.

1.61. Term. The “Term” of this Agreement shall be the period beginning on the Effective Date and ending at 11:59 p.m. on the day before the fifteenth (15th) anniversary of the Opening Date, subject to any earlier termination as permitted under the terms of this Agreement.

1.62. Total Casualty. The term “Total Casualty” shall mean any fire or other casualty which renders the Facility Unsuitable for its Permitted Uses.

1.63. Total Facility Revenues. The term “Total Facility Revenues” shall mean for the applicable period of time, but without duplication, all gross revenues and receipts of every kind derived by or for the benefit of Tenant, Manager or their Affiliates from operating or causing the operation of the Facility and all parts thereof, including, but not limited to: income from both cash and credit transactions (after reasonable deductions for bad debt allowance and discounts for prompt or cash payments and refunds) from rental or subleasing of every kind; community fees; license, lease and concession fees and rentals, parking, and off premises catering, if any; income from vending machines; proceeds, if any, from business interruption or other loss of income insurance; club membership fees; food and beverage sales; wholesale and retail sales of merchandise (other than proceeds from the sale of FF&E no longer necessary to the operation of the Facility, which shall be deposited in the FF&E Reserve), and service charges, to the extent not distributed to employees at the Facility as gratuities; provided, however, that Total Facility Revenues shall not include the following: the Operating Fee and any Incentive Fee paid by Tenant to Manager pursuant to this Agreement; gross receipts of lessees, sublessees, licensees or concessionaires from rental, subleasing, licensing or the grant of concession of any kind; gratuities to Facility employees; federal, state or municipal excise, sales, occupancy, use or similar taxes collected directly from residents or included as part of the sales price of any goods or services, and which are remitted to the appropriate Government Agency; insurance proceeds (except loss of income insurance); condemnation proceeds; any proceeds from any sale of the Facility or from the refinancing of any debt encumbering the Facility; proceeds from the disposition of FF&E no longer necessary for the operation of the Facility, which shall be deposited in the FF&E Reserve; and interest which accrues on amounts deposited in the FF&E Reserve, which shall become part of the FF&E Reserve. Any deposits or other amounts that are refunded to a Resident shall be credited against Total Facility Revenues during the month in which such refunds are made, if previously included in Total Facility Revenues.

1.64. Unsuitable for Its Permitted Uses. The term “Unsuitable for its Permitted Uses” shall mean a state or condition of the Facility such that following any damage or destruction involving the Facility, the Facility cannot be operated in the reasonable judgment of Manager (after conferring with Tenant) on a commercially practical basis for its Permitted Use and it cannot, assuming the Tenant used diligent and commercially reasonable efforts, reasonably be expected to be restored to substantially the same condition as existed before such damage or destruction and as otherwise required by Section 17.01 within twenty (20) months following such damage or destruction.

1.65. Working Capital. The term “Working Capital” means assets that are reasonably necessary and used for the day-to-day operation of the Facility, including, without limitation, amounts sufficient for the maintenance of petty cash funds, amounts deposited in operating bank accounts, accounts receivables (less the bad debt and discount allowance), prepaid expenses, and funds required to maintain Inventories and pay all Facility Expenses as they become due, less accounts payable and accrued current liabilities.

ARTICLE II

APPOINTMENT OF MANAGER AND PRIMARY GOAL OF AGREEMENT

2.01. Appointment of Manager. Tenant hereby appoints Manager and Manager hereby accepts appointment, subject to the terms and conditions of this Agreement, as the sole and exclusive Manager for the daily operation and management of the Facility during the Term. Except as otherwise provided herein, Manager shall have responsibility and complete and full control and discretion in the operation, direction, management and supervision of the Facility, subject only to the limitations expressed in this Agreement. Manager accepts said appointment and agrees to operate the Facility during the Term of this Agreement in accordance with the terms and conditions hereinafter set forth.

2.02. Goals. It is the joint goal of Tenant and Manager to:

(a)	Establish and maintain programs to promote the most effective utilization of the Facility’s services;

(b)	Provide quality services to residents of the Facility (the “Residents”) in a manner consistent with the form of resident agreement in use from time to time at the Facility and the Approved Budget;

(c)	Establish appropriate marketing programs and maintain a public image of excellence for the Facility;

(d)	Maintain a well-trained and sufficient number of quality staffing of the Facility;

(e)	Operate the Facility on a sound financial basis;

(f)	Institute a sound financial accounting system for the Facility;

(g)	Institute adequate internal fiscal controls through proper budgeting, accounting procedures, and timely financial reporting;

(h)	Prevent loss of Total Facility Revenues from the Facility and establish sound Cash Flow through sound billing and collection procedures and methods; and

(i)	Conform operations at the Facility to all applicable Legal Requirements.

ARTICLE III

OPERATING FEES

3.01. Operating Services Fee. As compensation for the services to be rendered by Manager in accordance with this Agreement, unless an Event of Default by Manager has occurred and is continuing, Tenant shall pay to Manager on a monthly basis an operating fee (the “Operating Fee”) of Eight Thousand Five Hundred ($8,500) Dollars per month during the Pre-Opening Services Period and thereafter, except to the extent subordinated in writing by Manager pursuant to Section 4.05 below, an amount equal to the greater of Eight Thousand Five Hundred ($8,500) Dollars per month or five percent (5%) of the Total Facility Revenues.

The Operating Fee will cover the cost of Manager’s supervision and general overall management of the Facility, including Manager’s overhead costs and its Home Office Employees’ salaries and fringe benefits and all necessary travel and incidental expenses of management in accordance with Article IV (except as otherwise provided in Section 1.20(a) above and Section 4.05 below). It is expressly understood that except to the extent subordinated in writing by Manager pursuant to Section 3.03 below, the Operating Fee is not subordinate in any way to Tenant’s equity. In the event of an insured property loss resulting in (a) a reduction of 10% or more of the average number of occupied units for the prior six (6) months during the initial thirty (30) months following the Opening Date, or (b) a reduction of 10% or more of the number of units available for occupancy after the thirtieth (30th) month following the Opening Date, then, when calculating Total Facility Revenues for the period such units remain unavailable for rental, Manager may deem a per-unit revenue amount for the number of units in excess of the average vacancy based upon the average per-unit monthly Total Facility Revenues for the six (6) month period prior to such insurable loss.

3.02. Incentive Fee. Manager shall be entitled to fifty percent (50%) of Excess Cash Flow in any given year, subject to a cap of two percent (2%) of Total Facility Revenues (“Incentive Management Fee”). Manager’s entitlement to the Incentive Management Fee, if any, shall commence on the first full calendar quarter following the Occupancy Test Date. The Incentive Management Fee shall be measured and paid each calendar quarter, but reconciled on an annual basis, with a final measurement done within sixty (60) days following the end of each calendar year. For the period commencing on the Opening Date and ending December 31, 2012, the Incentive Management Fee shall be calculated using a prorated Target Incentive Fee Threshold. Each calendar year’s calculation shall stand alone and not accrue or accumulate from year to year. The Incentive Management Fee shall be considered a Facility Expense, but shall be excluded when computing the Incentive Management Fee and Subordinated Base Management Fee. The Incentive Management Fee shall be determined by computing the year to date Excess Cash Flow and adding to Excess Cash Flow any Incentive Management Fee previously paid to Manager during such calendar year as an Facility Expense for that year. The amount of Incentive Management Fee to be paid at any quarter during the year will be the Incentive Management Fee expense less any Incentive Management Fee expense previously paid for the year being measured.

3.03. Subordination of Operating Fee. Commencing first full calendar quarter following the Occupancy Test Date, and continuing thereafter during each calendar year of the Term, in the event NOI (excluding the Incentive Management Fee and the Subordinated Operating Fee) does not equal or exceed the Target Subordination Threshold per year (a “Threshold Shortfall”), unless such shortfall results from or arises out of a Force Majeure Event, events covered by Article XVII below, or by major repairs, alterations or improvements to the Facility, then the lesser of the amount of such Threshold Shortfall and two percent (2%) of the Total Facility Revenues (the lesser of such amount, the “Subordinated Operating Fee”) shall not be paid, but shall only accrue and be payable to Manager in accordance with the terms of this Section 3.03. The calculation shall be measured each calendar quarter and reconciled on an annual calendar year basis, with a final measurement done within sixty (60) days following the end of each calendar year. The Subordinated Operating Fee shall be payable to the Manager within fifteen (15) days of the end of the quarter in which, for the applicable calendar year, the aggregate excess of NOI over the Target Subordination Threshold Return for all calendar quarters since a Threshold Shortfall within that calendar year commenced has exceeded the Threshold Shortfall; provided, however, that if the Threshold Shortfall is not recouped within the calendar year in which the Threshold Shortfall commenced then such Subordinated Operating Fee shall not be payable to Manager. Each calendar year’s calculation shall stand alone and not accrue or accumulate from year to year. In no event shall the Subordinated Operating Fee be paid from sources other than cash flow resulting from NOI above the Target Subordination Threshold.

ARTICLE IV

DUTIES AND RIGHTS

4.01. Authority of Manager Right of Possession. Facility operations shall be under the exclusive supervision and control of Manager who, except as otherwise specifically provided in this Agreement, shall be responsible for the proper and efficient operation of the Facility. Manager shall have discretion and control, free from interference, interruption or disturbance, in all matters relating to day-to-day management and operation of the Facility, including, without limitation, the following: fees and charges for providing accommodations, food services, and related services to Residents and their guests (subject to Tenant’s rights under Section 8.01 below); supervision of resident care; credit policies; food and beverage services; employment policies; executing, modifying and terminating licenses and concessions for commercial space within the Facility in accordance with Section 4.04 hereof (provided that the term of any such license or concession shall not extend beyond the Term of this Agreement); receipt, holding and disbursement of funds; maintenance of bank accounts; procurement of inventories, supplies and services; promotion and publicity; and, generally, all activities necessary for the operation of the Facility.

4.02. Pre-Opening Services. Manager shall provide the following services to Tenant during the Pre-Opening Services Period (the “Pre-Opening Services”):

(a) Prepare and submit to Tenant for Tenant’s approval a budget for the Pre-Opening Services Period, including all costs to be incurred in connection with Pre-Opening Services and the Marketing Services and the sources of funds therefor.

(b) Review state licensing issues and apply for, with Tenant’s assistance (and in Tenant’s name, to the extent permissible under applicable law) all necessary licenses for the Facility.

(c) Determine appropriate staffing, prepare job descriptions and locate, hire as employees of Manager (but at Tenant’s expense), and train administrative, resident services and food service staffs. Tenant acknowledges that certain employees will be hired prior to the Opening Date.

(d) Prepare the Facility for occupancy, including causing the Facility to be equipped with all FF&E, case goods and systems necessary for its operation as a first-class facility consistent with other, similarly-situated assisted living facilities.

(e) Obtain all necessary approvals to operate the Facility. Manager shall provide, at no additional cost to Tenant, all required preparation of documents, records and filings necessary to maintain an assisted living license for the Facility. Any fees due for the filing of applicable licenses shall be Facility Expenses.

(f) Beginning twenty (20) weeks prior to the projected Opening Date or within reasonable time after the marketing trailer is open on or in the vicinity of the premises of the Facility, prepare and submit to Tenant on a weekly basis a leasing status and progress report, setting forth such information as Tenant may reasonably request, including, without limitation, a leasing traffic report, a summary of deposits received and of nonrefundable deposits and a summary of resident agreements signed during such week.

4.03. Marketing Services. Manager shall provide the following services (the “Marketing Services”) as a Facility Expense:

(a)

Prepare the marketing plan and marketing strategy for the Facility, and the Marketing Budget. The Marketing Budget shall be revised annually at the time of the submission of the Annual Operating Budget.

(b)	Direct the marketing efforts for the Facility in accordance with the Approved Budget.

(c)	Plan and implement community outreach, public relations and special events programs.

4.04. Hiring and Training of Staff. Manager shall be solely responsible for the hiring of all Facility staff, who shall be employees solely of the Manager or its affiliates and not the Tenant. All personnel hired for purposes of operating and maintaining the Facility shall be employed and paid by Manager on Tenant’s behalf, and the salaries, costs and benefits of such employees shall be Facility Expenses. The salaries, costs and benefits of the employees shall be competitive with the community in which the Facility is located and generally commensurate with the salaries, costs and benefits paid by Manager or its Affiliates at other comparable facilities it owns or manages, to the extent provided in the Approved Budget .

4.05. Operation Services Duties. As Manager of the Facility, Manager shall make a diligent and commercially reasonable effort to implement all aspects of the operation of the Facility in accordance with the terms of this Agreement, and shall have responsibility and commensurate authority for all such activities. In addition to any other duties set forth in this Agreement, Manager shall make a diligent and commercially reasonable effort to:

(a)

On behalf of Tenant, enter into all contracts, leases and agreements required in the ordinary course of business for the supply, operation, maintenance and service of the Facility (including but not limited to food procurement, trash removal, pest control and elevator maintenance) and, subject to adequate funds being available, pay the costs of all such services when due. Unless authorized to be spent pursuant to Section 10.02(c) or 10.03(b) below, Manager shall obtain the written consent of Tenant before entering into any contract, lease or agreement in excess of Twenty Five Thousand Dollars ($25,000) per year, or with a term of more than one (1) year in duration, except those terminable on 30 days’ notice without penalty or specifically set forth in the Approved Budget or resident agreements, leases and occupancy agreements in the form authorized by Section 4.08 below. All contracts in excess of $25,000 or one (1) year must be terminable upon thirty (30) days’ notice without penalty, unless they are resident agreements, leases or occupancy agreements in the form authorized by Section 4.08 below, or are otherwise approved in writing by Tenant, which approval shall not be unreasonably withheld or delayed. If Manager requests the written consent of Tenant to a contract, lease or agreement pursuant to the immediately preceding sentence, in accordance with the notice requirements in Section 18.04, then the Tenant shall be conclusively deemed to have given such written consent if Tenant has not, within ten (10) business days after its receipt of such written notice from Manager, given Manager written notice, in accordance with the requirements of Section 18.04 below, objecting to such contract, lease or agreement.

(b)	Purchase such Inventories as are necessary to operate and maintain the Facility in a proper manner.

(c)	Recruit, hire, supervise and train all Manager employees to be employed at the Facility.

(d)	Provide care to Residents of the Facility as provided for in the resident agreement agreed to by the Manager, on behalf of Tenant, and such Residents.

(e)	Subject to the limitations in Section 8.01 below, set all resident fees, and make a diligent and commercially reasonable effort to collect such fees.

(f)	Oversee and manage all day-to-day operations of the Facility.

(g)

Collect the Revenues provided, that Manager shall not be liable to Tenant for uncollectible Revenues; deposit all such funds received by Manager for or on behalf of Tenant in a Tenant designated bank account (“Operating Account”) established by Tenant for such purpose, as to which Manager shall have the right to deposit and withdraw funds, pay out of such funds all Facility Expenses, its compensation and any other sums due it from Tenant, and all other sums properly payable pursuant to any of the provisions hereof (all expenditures authorized hereby being considered Facility Expenses to be paid from Tenant’s funds received by Manager); and hold, remit or expend the balance of such funds, if any, as Tenant may direct provided, further, that funds may not be withdrawn by Tenant if the aggregate minimum cash balance required by Section 4.09(a) hereof would be impaired thereby;

(h)

As an Facility Expense, commencing with the Opening Date, prepare and deliver to Tenant the following statements for the Facility prepared in accordance with GAAP and applied consistently from period to period (which reports shall be certified by the chief financial officer of Manager as fairly presenting the financial position and results of operations of the Facility at the dates and for the periods presented in the reports) by the tenth (10th) Business Day of each calendar month during the Term (provided, however, that Manager agrees to use commercially reasonable business efforts to provide the same by the tenth (10th) calendar day of each month), except for the rent roll, which shall be submitted on or before the fifth (5th) Business Day of each calendar month during the Term:

(i)	Balance sheet and income statement (in Microsoft Excel format);

(ii)	Trial balance with 3 columns (balance forward, net debits/credit, and ending balance in Microsoft Excel format);

(iii)	Rent roll;

(iv)	Report of daily census for the month;

(v)	Marketing report;

(vi)	Twelve month rolling cash flow projection;

(vii)	Detail of Management Fee calculations;

(viii)	Capital expenditure reconciliation to the approved capital budget in the Approved Budget;

(ix)	Disclosure of any material communications relating to the Facility with regulatory agencies and state surveys;

(x)	Equity intercompany reconciliation, if applicable;

(xi)	Most recent sales tax filings with the monthly reporting submittals to help validate to our tax department that you are current with filings; and

(xii)	Any other information in Manager’s possession or control relating to the Facility reasonably requested by Tenant.

(i)

As an Facility Expense, commencing with the Opening Date, prepare the following reports consistent with GAAP (which reports shall be certified by an officer of Manager as fairly presenting the financial position and results of operations of the Facility at the dates and for the periods presented in the reports) and management status reports of the Facility, to be submitted to Tenant within twenty (20) days after the end of each February, May, August and December.

(i)	All balance sheet reconcilements;

(ii)	Check register from the first day of the subsequent month to search for unrecorded liabilities;

(iii)	Signed Certification statement in the form attached hereto as Exhibit “D” executed by the controller or president of Manager; and

(iv)	Manager will cooperate in providing other reports as reasonable and necessary which are requested by the Tenant.

(j)

As an Facility Expense, commencing with the Opening Date, prepare the following reports consistent with GAAP (which reports shall be certified by the chief financial officer of Manager as fairly presenting the financial position and results of operations of the Facility at the dates and for the periods presented in the reports) and management status reports of the Facility, to be submitted to Tenant within seventy-five (75) days after the end of each calendar year, and each of which to be subject to an audit, at Tenant’s cost, by a firm of accountants selected by Tenant, at Tenant’s expense (but not to be used in computing the Management Incentive Fee).

(i)	Balance sheet and income statement;

(ii)	Revenues, Facility Expenses, Excess Cash Flow and NOI;

(iii)	Calculations of Management Fees and Subordinated Operating Fee;

(iv)	Fixed asset additions;

(v)	Capital expense reconciliation to the capital budget in the Approved Budget;

(vi)	Communications with any regulatory agencies relating to the Facility; and

(vii)	Manager will cooperate in providing other reports as reasonable and necessary which are requested by the Tenant.

(k)	As a Facility Expense, file and pay all applicable sales, personal property and real estate taxes imposed upon the Facility or the activities conducted therein.

4.06. Manager’s Home Office Employees. As part of the provision of the services provided by Manager, Manager shall from time to time make its employees who are not working directly at the Facility (the “Home Office Employees”) available to Tenant and Manager’s onsite management staff for consultation and advice related to the Facility. Home Office Employees include Manager’s home office staff and staff at other facilities managed by Manager and its Affiliates with experience in areas such as, without limitation, accounting, budgeting, finance, human resources, construction, development, marketing, food service and purchasing. Tenant may reasonably request such services, but the decision to provide Home Office Employees shall be within the reasonable discretion of Manager. Except as otherwise provided in Section 1.20 above, in this Section 4.05 and in the Approved Budget, the services of Home Office Employees shall be provided at no additional charge to Tenant. Should Tenant request a type, form or level of service that Home Office Employees do not provide in the normal course of operations to carry out the scope of services described in this Agreement, Manager shall, in its sole discretion, either (i) provide such services by Home Office Employees for an additional cost to be agreed to in advance by Tenant, which cost shall be a Facility Expense, or (ii) make a diligent and commercially reasonable effort to locate and contract for such services from outside consultants, the cost of which shall be a Facility Expense.

4.07. Personnel Administration. The personnel at the Facility shall be employed by Manager on Tenant’s behalf, and the salaries, costs and benefits of such employees shall be Facility Expenses. Manager shall be responsible for recruiting, hiring, training, promoting, assigning, supervising and discharging the personnel of the Facility and shall be responsible for the formulation, implementation, modification and administration of wage scales, rates of compensation, employee insurance, employee taxes, in-service training, attendance at seminars or conferences, staffing schedules, job descriptions and personnel policies with respect to the personnel of the Facility in accordance with the Approved Budget and in accordance with all Applicable Laws.

4.08. Purchasing. Manager shall use, on behalf of the Facility, such purchasing systems and procedures developed by or otherwise available to Manager for all items that are consistent with the Approved Budget. In furtherance thereof, Manager shall utilize, to the extent that they offer competitive prices, any national purchasing contracts that Manager may from time to time have in effect with suppliers of equipment and supplies. Any purchase by Manager made pursuant to or otherwise ancillary to this Agreement shall be made with Manager acting as agent for and at the expense of the Facility or Tenant. Tenant acknowledges that the Manager is not a merchant and thus is not making any representations or warranties with respect to the goods or services purchased by the Manager for use at the Facility, implied or otherwise. Manager shall fully disclose to Tenant in writing any material interest of Manager and/or Affiliate in any vendor and Manager shall establish to Tenant’s reasonable satisfaction that the purchase or contract was made after a competitive selection process and at a fair market price.

4.09. Leases. Manager shall act as agent for Tenant in executing resident agreements, leases and occupancy agreements. The form of all resident agreements, leases and occupancy agreements, and any material amendment thereto, shall be subject to Tenant’s written consent which shall not be unreasonably withheld or delayed.

4.10. Operating Account and Working Capital.

(a)	Operating Account.

(i)

On or before the first day of each month, for three consecutive months, commencing on the Opening Date Tenant shall deposit or cause to be deposited Eight Thousand Five Hundred ($8,500) Dollars with Manager as Working Capital to pay the monthly Operating Fee to Manager. Tenant shall ensure that the Operating Account has a minimum balance of at least $50,000 at all times for the Facility. Tenant agrees to deposit an amount of money into the Operating Account that is sufficient to restore the minimum balance within five (5) Business Days of receiving written notice from Manager of the shortfall that includes a reasonable explanation accounting for the shortfall.

(ii)

Tenant shall make deposits to the Operating Account promptly following written notice from Manager in the event the balance of the Operating Account shall at any time be insufficient to pay incurred or anticipated Facility Expenses. Such deposits shall be sufficient in amount to comply with the requirements of Section 4.09(a)(i).

(b)

Working Capital. Manager will manage the Working Capital of the Facility prudently. Manager shall review and analyze the Working Capital needs of the Facility on a continuing basis. If Manager reasonably determines that there is excess Working Capital, such excess shall be returned to Tenant.

ARTICLE V

OPERATING PROFITS, CREDITS AND COLLECTIONS, AND

PROCEDURE FOR HANDLING RECEIPTS AND OPERATING CAPITAL

5.01. Manager’s Profits. Manager shall be responsible for collecting all Total Facility Revenues and fees billed to Residents and, to the extent Total Facility Revenues and Working Capital are available, for paying Facility Expenses as agreed in the Approved Budget. The Operating Fee and Incentive Fee will be deducted from the Total Facility Revenues as Facility Expenses and will appear as such on the profit and loss report required by Section 6.01 below.

5.02. Credits and Collections. Manager shall install credit and collection policies and procedures, and Manager shall institute reasonable steps necessary to effectuate monthly billing by the Facility, and the collection of accounts and monies owed to the Facility. This also includes the institution by Manager of legal proceedings in the name of Tenant, Manager and/or the Facility, if authorized by Tenant in writing, to collect such accounts or to enforce the rights of Tenant as creditor under any contract in connection with the rendering of any service or the purchase of any goods, if necessary after Manager has made a diligent and commercially reasonable effort to collect such accounts or to enforce such rights without the institution of such legal proceedings. Any and all reasonable costs and/or fees charged by third parties in connection with the collections and/or enforcement set forth in this Section 5.02, including without limitation, attorneys’ fees, shall be included in Facility Expenses as a legal expense.

ARTICLE VI

FINANCIAL RECORDS

6.01. Accounting and Financial Records. Manager shall, at its own expense, establish and administer accounting procedures and controls and systems for the development, preparation and safekeeping of records and books of accounting relating to the business and financial affairs of the Facility, including payroll, accounts receivable and accounts payable and, commencing with the Opening Date, shall prepare for and provide to Tenant a monthly profit and loss report within ten (10) business days after month end. Such records shall be in accordance with GAAP and shall compare monthly and year to date results with the Approved Budget.

Within ninety (90) days after the end of a Fiscal Year, Manager shall furnish Tenant a financial report in reasonable detail summarizing the operations of the Facility for such Fiscal Year, and including a certificate of Manager’s chief financial officer certifying that to the best of his or her knowledge such year-end statement is true and correct (the “Annual Financial Report”). The Annual Financial Report shall set forth the total amount of deposits made to and expenditures made from the FF&E Reserve for the Fiscal Year then ended. The parties shall, within thirty (30) business days after the receipt of such statement, make any adjustments, by cash payment, needed because of the final figures set forth in the Annual Financial Report, or send a Notice of disputed items or matters in appropriate detail. Final adjustments, if any, will be made at the time any disputed items or matters are resolved by the parties. If Tenant desires, at its own expense (and not as a Facility Expense), to audit, examine and/or review, the Annual Financial Report and supporting records and/or certain procedures at the Facility, with respect to internal financial controls, accounting policies and accounting procedures, or other procedures at the Facility, Tenant shall notify Manager in writing within sixty (60) days after receipt of such statement of its intention to audit and/or review such procedures and begin such audit and/or review no sooner than thirty (30) days and no later than sixty (60) days after Manager’s receipt of such notice. Tenant shall complete such audit and/or review within ninety (90) days after commencement thereof. If Tenant does not make such an audit and/or review, then such Annual Financial Report and procedures shall be deemed to be conclusively accepted by Tenant as being correct, and Tenant shall have no right thereafter, except in the event of fraud by Manager, to question or examine the same. If such review by Tenant determines that the procedures specified above are not in compliance with the terms of this Agreement, Tenant will provide Manager with written notice of such deficiency and Manager shall remedy such deficiency. If any audit by Tenant discloses an overpayment of any amounts to Manager, Manager shall promptly pay Tenant such amounts found to be due, plus interest thereon at the Disbursement Rate from the date such amounts should originally have been paid. If, however, the audit discloses that Manager has not received any amounts due it, Tenant shall pay Manager such amounts, plus interest thereon at the Disbursement Rate from the date such amounts should originally have been paid. Any dispute concerning the correctness of an audit shall be settled as provided in Section 18.12. The Manager shall cooperate with the Tenant’s independent auditors in the conduct of any audit and preparation of income tax returns.

6.02. Reports. In addition to the monthly profit and loss report and Annual Financial Report required pursuant to Section 6.01, Manager shall keep Tenant informed as to the financial status, condition, and operation of the Facility and as to any State or local reporting requirements in connection with the licenses and permits necessary for Manager to operate the Facility, with written reports and such other or special reports as Manager may from time to time determine are necessary.

6.03. Access. Tenant shall have the right at its expense at all reasonable times during the usual business hours of the Facility to audit, examine, and make copies of books of account maintained by Manager with respect to the Facility. Such right may be exercised through any agent or employee designated by Tenant or by an independent public accountant designated by Tenant and at Tenant’s expense. Further, at the end of the Term of this Agreement, or upon the earlier termination of this Agreement, as provided herein, copies of all books and records kept for the Facility, including all records kept on electronic media, of accounts and funds belonging to the Facility, are to be promptly delivered to Tenant in a form readable by generally available software. Manager shall have the right to locate any and all books of account and other records maintained by Manager with respect to the Facility at Manager’s corporate office, located in Vero Beach, Florida. Manager shall make adequate space available to Tenant at Manager’s corporate office to audit, examine and make copies of such books of account and other records, and Manager shall be under no obligation to relocate such records to the Facility for Tenant’s review.

ARTICLE VII

ANNUAL OPERATING BUDGET

7.01 Not later than thirty (30) days before the end of each Fiscal Year after the Opening Date during the Term, Manager shall prepare in advance and deliver to Tenant for Tenant’s approval, which shall not be unreasonably withheld or delayed, a Capital Budget, Marketing Budget and operations budget for the next Fiscal Year for the Facility (in which each proposed expenditure will be designated either as required or desirable), setting forth an estimate of Non-Routine Capital Expenditures, Total Facility Revenues and Facility Expenses, together with an explanation of anticipated changes to Resident charges, occupancy fees, payroll rates and positions, non-wage cost increases, and all other factors differing from the current Fiscal Year. The budget, as proposed (the “Annual Operating Budget”), shall be considered by Tenant and, in consultation between Tenant and Manager, the budget for the Facility for the ensuing Fiscal Year will be prepared by the Manager with the final contents of the budget to be determined mutually by Manager and Tenant. If there is a delay in the preparation of the proposed Annual Operating Budget, or if Tenant shall fail to approve the proposed Annual Operating Budget, Manager shall operate under the expired Approved Budget (increased but not decreased by the GDP Deflator) until a new budget is approved. If consensus cannot be reached between the parties as to the Approved Budget within sixty (60) days of Tenant’s receipt of the proposed Annual Operating Budget, the matter shall be submitted to the Expert to determine, pursuant to Section 18.12, whether Tenant unreasonably withheld or delayed its approval of the proposed Annual Operating Budget, and such determination shall be final and binding on the parties. If the Expert determines that Tenant unreasonably withheld or delayed such approval, the proposed Annual Operating Budget shall be deemed the Approved Budget. Manager shall make a diligent and commercially reasonable effort to operate the Facility as provided herein so that the actual Total Facility Revenues and Facility Expenses of the Facility during any Fiscal Year shall be consistent with the Approved Budget for that Fiscal Year. Except as otherwise expressly provided for in this Agreement and except for expenditures relating to the health and safety of Residents or Facility employees, Manager shall not make expenditures for any item aggregating materially in excess of the amount budgeted, defined as more than the greater of five percent (5%) and Five Thousand and NO/100 Dollars ($5,000.00) of each budgeted Facility Expense line item for the Facility, without Tenant’s prior written approval.

ARTICLE VIII

OTHER FINANCIAL MATTERS

8.01. Charges. The overall rate structure of the Facility included in the Approved Budget was approved by Tenant. Manager will recommend as part of the proposed Annual Operating Budget (and at such other times as determined by Manager, subject to Tenant’s reasonable approval) changes to the overall rate structure of the Facility, including, without limitation, residency room charges, charges for all ancillary services, and charges for supplies, and special services performed by Facility personnel. All such charges shall take into account the financial obligations of the Facility, the level of rates at other comparable facilities, and the importance of providing housing and services at competitive rates, all considered in a manner most likely to achieve the goals set forth in Section 2.02 above.

8.02. Tax Status. Manager is obligated to prepare the necessary data for any Federal and State taxes related to the Facility, including real estate taxes, sales tax and personal property taxes, and submit such data to Tenant within the time periods specified by State and Federal regulations so that Tenant may prepare Federal and State tax returns for submission. Manager shall not be responsible for the preparation of Tenant’s Federal or State tax returns.

8.03. Employee Withholding. Manager shall use its reasonable efforts to comply with all applicable local, State and Federal requirements concerning the withholding of taxes from employee wages.

ARTICLE IX

REPRESENTATIONS, WARRANTIES AND GENERAL COVENANTS AND

TENANT AND MANAGER OBLIGATIONS

9.01. Representations and Warranties of the Tenant. As a material inducement for Manager to enter into this Agreement and to consummate the transactions contemplated hereby, Tenant hereby makes the following representations and warranties as of the Effective Date, each of which is relied upon by Manager regardless of any investigation made or information obtained by Manager:

(a)	Due Organization. Tenant is a corporation, duly organized and validly existing under the laws of the State of Delaware.

(b)

Approval of Agreement. The execution, delivery and performance of this Agreement: (i) has been duly approved by all requisite corporate action on the part of Tenant and such actions are within the corporate powers, authority and legal right of Tenant; (ii) does not violate or conflict with the organizational documents of Tenant, or any material contract to which Tenant is a party, or any applicable law or governmental regulation. This Agreement (and each agreement referenced herein) constitutes the legal, valid, and binding obligation of Tenant, enforceable against such party in accordance with their respective terms.

(c)

Exclusion. Tenant represents and warrants to Manager that neither Tenant nor any of its owners, officers, directors, managers, or employees are excluded from participation in any federal health care programs, as defined under 42 U.S.C. 1320a-7b(f), or any form of state Medicaid program (each, an “Exclusion”), and to Tenant’s knowledge, there are no pending or threatened governmental investigations that may lead to such Exclusion. Tenant agrees to notify Manager of the commencement of any such Exclusion or investigation within seven (7) Business Days of Tenant’s first learning of it. Manager shall have the right to terminate this Agreement upon learning of any investigation which may result, with reasonable probability, in Tenant’s Exclusion, after giving Tenant not less than sixty (60) days prior written notice of such election. Tenant agrees to notify Manager of the status of any such investigation. In the event of Tenant’s Exclusion, Manager shall have the right to terminate this Agreement effective as of the earlier to occur of the following: (i) sixty (60) days after notice from Manager of such termination or (ii) the date on which Tenant shall enter into an agreement with a replacement Manager. In the event Manager shall give notice to Tenant following Tenant’s Exclusion under this Section 9.01, Tenant agrees to use its best efforts in good faith to enter into an agreement with a replacement Manager as soon as possible following Manager’s notice. Tenant agrees to indemnify Manager and save it harmless from any penalty, loss, cost or damage Manager may incur as a result of Tenant’s Exclusion.

9.02. Representations, Warranties and Covenants of Manager. Manager hereby represents and warrants to Tenant as follows:

(a)	Organization. Manager is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida.

(b)

Authorization; No Violation of Laws or Agreements. Manager has full power and authority, and has taken all requisite corporate action, to enter into and perform under this Agreement and all other agreements and documents contemplated by or related to this Agreement to which Manager is a party. Nothing in the articles of incorporation or bylaws of Manager, as amended, or any other agreement, instrument, decree, proceeding, law or regulation (except as specifically referred to in or contemplated by this Agreement) by or to which Manager is bound or subject would prohibit or inhibit Manager from consummating this Agreement on the terms and conditions herein contained. Upon execution and delivery, this Agreement and any agreement or document to be executed by Manager pursuant hereto shall constitute a legal, valid and binding obligation of Manager in accordance with its terms.

(c)

Eligible Independent Contractor. From and following the Opening Date, Manager shall at all times be an Eligible Independent Contractor, and Manager will and shall cause the Facility to be operated in such a manner so that it qualifies as a “qualified health care facility” within the meaning of Section 856(e)(6)(D) of the Code at all times. In the event that Tenant reasonably concludes that the terms of this Agreement will have any effect as to cause the rent under the Lease to fail to qualify as “rents from real property” within the meaning of Section 856(d) of the Internal Revenue Code, Manager hereby agrees to enter into an amendment to this Agreement as proposed by Tenant modifying such terms in such a way as to cause rent under the Lease to so qualify as “rent from real property” in the reasonable opinion of Tenant and its counsel; provided however, no such modifications shall affect the amount of Operating Fees or Incentive Management Fees or the practical realization of the rights and benefits of the Manager hereunder.

(d)

Exclusion. Manager represents and warrants to Tenant that neither Manager nor any of its owners, officers, directors, managers, or employees have incurred an Exclusion, and to Manager’s knowledge, there are no pending or threatened governmental investigations that may lead to such Exclusion. Manager agrees to notify Tenant of the commencement of any such Exclusion or investigation within seven (7) business days of Manager’s first learning of it. Tenant shall have the right to terminate this Agreement upon learning of any such investigation which may result, with reasonable probability, in Manager’s Exclusion, after giving Manager not less than sixty (60) days prior written notice of such election. Manager agrees to notify Tenant of the status of any such investigation. In the event of Manager’s Exclusion, Tenant shall have the right to terminate this Agreement effective as of the earlier to occur of the following: (i) sixty (60) days after notice from Tenant of such termination or (ii) the date on which Tenant shall enter into an agreement with a replacement Manager. In the event Tenant shall give notice to Manager following Manager’s Exclusion under this Section 9.02, Tenant agrees to use its best efforts in good faith to enter into an agreement with a replacement Manager as soon as possible following Tenant’s notice. Manager agrees to indemnify Tenant and save it harmless from any penalty, loss, cost or damage Tenant may incur as a result of Manager’s Exclusion.

9.03. Tenant’s Obligations. Tenant hereby agrees to comply with all of the provisions of this Agreement and to perform all obligations of Tenant as set forth herein. Tenant further agrees to take all steps reasonably necessary to facilitate Manager’s provision of Management Services hereunder, and to ensure, consistent with the provisions herein, that Tenant, Tenant’s employees, and agents provide necessary assistance and cooperation to Manager in connection with Manager’s provision of Management Services hereunder.

9.04. Quiet Enjoyment. Tenant covenants that, so long as Tenant has not terminated this Agreement by reason of (i) an Event of Default by Manager under this Agreement or (ii) the exercise by Tenant of any right of Tenant to terminate this Agreement under any other Section of this Agreement, and subject to Tenant’s rights to enter and inspect the Facility as provided herein, Manager shall quietly hold, occupy and enjoy the Facility throughout the Term hereof free from hindrance or ejection by Tenant or other party claiming under, through or by right of Tenant. Tenant agrees to pay and discharge any payments and charges and, at its expense, to prosecute all appropriate actions, judicial or otherwise, necessary to assure such free and quiet occupation except those resulting from any gross negligence, fraud, or willful misconduct on the part of Manager. Nothing set forth in the preceding sentence, however, shall be deemed to create a recourse obligation by Tenant to pay any payment or charge pursuant to a contract that is otherwise, by its terms, non-recourse to Tenant.

9.05. Manager’s Obligations. Manager hereby agrees to comply with all of the provisions of this Agreement and to perform all obligations of Manager as set forth herein. In addition, Manager agrees that during the Term of this Agreement it shall maintain its status as an Eligible Independent Contractor.

9.06. Subordination. This Agreement shall be subordinate to any mortgage, deed of trust, master lease, or ground lease affecting the Facility. Manager shall promptly within fifteen (15) days enter into agreements reasonably requested by any holder of any mortgage or deed of trust or the lessor under any master lease or ground lease evidencing such subordination.

9.07. Sale of the Facility. Intentionally Omitted.

9.08. Covenant Not To Compete. During the term of this Agreement, neither Manager nor any of its Affiliates shall develop, own, invest in, finance, manage or franchise any senior’s assisted living housing facility located within a five (5) mile radius of the Facility. This covenant not to compete shall not include those facilities, if any, owned or operated by Manager or any of its Affiliates as of the Effective Date or under contract as of such date, including contracts to purchase (or containing an option to purchase), lease or manage as of such date.

ARTICLE X

REPAIRS, MAINTENANCE AND REPLACEMENTS

10.01. Routine Repairs and Maintenance. Subject to the limitations in Article XVII below, and to the availability of Total Facility Revenues and funds in the FF&E Reserve, Manager shall keep the Facility in good order and repair, and shall promptly make all necessary and appropriate repairs and replacements thereto of every kind and nature, whether interior or exterior, structural or nonstructural, ordinary or extraordinary, foreseen or unforeseen or arising by reason of a condition existing prior to the commencement of the Term and whether or not necessitated by wear, tear, obsolescence or defects, latent or otherwise, and shall use all reasonable precautions to prevent damage or injury to the Facility. The cost of such maintenance, repairs and alterations that are not paid from the FF&E Reserve shall be paid from Total Facility Revenues and treated as a Facility Expense in determining Cash Flow. Manager shall not be obligated to spend any of its own funds under this Article X.

10.02. Repairs and Equipment.

(a)

Tenant shall establish a reserve account (the “FF&E Reserve”) in CNLBank, or in another bank designated by Tenant and approved by Manager, such approval not to be unreasonably withheld or delayed, to cover the cost of FF&E Reserve Expenditures pursuant to this Article X. Unless Manager has committed an uncured Event of Default under this Agreement, Manager may draw on the FF&E Reserve to pay such FF&E Reserve Expenditures.

(b)	Throughout the Term, Manager shall transfer from Total Facility Revenues into the FF&E Reserve an amount equal to the FF&E Reserve Payment.

(c)

Manager shall from time to time, as it deems necessary, make expenditures from the FF&E Reserve, up to the balance in the FF&E Reserve, to pay for: (i) replacements, renewals and additions to the Facility’s FF&E; and (ii) repairs, alterations, improvements and additions, whether routine, non-routine or major, to the Facility, including without limitation those which are normally capitalized under GAAP such as repairs, alterations, improvements, renewals, replacements and additions to the structure, the exterior façade, the mechanical, electrical, heating, ventilating, air conditioning, plumbing and vertical transportation elements of the Facility, which expenditures Manager believes should be made for the Facility. No expenditures shall be made in excess of said balance without the written approval of Tenant. At the end of each Fiscal Year, any amounts remaining in the FF&E Reserve shall be carried forward to the next Fiscal Year. Proceeds from the sale of FF&E no longer necessary to the operation of the Facility shall be deposited in the FF&E Reserve, as shall any interest which accrues on amounts placed in the FF&E Reserve. Neither: (x) proceeds from the disposition of FF&E, nor (y) interest which accrues on amounts held in the FF&E Reserve, shall either (aa) result in any reduction in the required contributions to the FF&E Reserve, or (bb) be included in Total Facility Revenues. Manager shall provide Tenant, within thirty (30) days after the end of each month, with an itemized statement setting forth all expenditures made from the FF&E Reserve through the end of such month during the current Fiscal Year.

(d)

Manager shall prepare an estimate (the “Repairs and Equipment Estimate”) of the expenditures necessary for (i) replacements, renewals and additions to the Facility’s FF&E and (ii) repairs to the Facility buildings of the nature described in Section 10.02(c), during the ensuing Fiscal Year and shall submit such Repairs and Equipment Estimate to Tenant at the same time it submits the proposed Annual Operating Budget described in Article VII. At the same time, Manager shall provide Tenant with Manager’s good faith longer-range projection of planned expenditures from the FF&E Reserve for an additional three (3) Fiscal Years. All expenditures from the FF&E Reserve shall be (as to both the amount of each such expenditure and the timing thereof) both reasonable and necessary, given the requirement that the Facility shall be maintained and operated in good order and repair.

(e)

The contributions for the FF&E Reserve Payment are estimates based upon Manager’s prior experience with the Facility. As the Facility ages, these amounts may not be sufficient to keep the FF&E Reserve at the levels necessary to make the replacements and renewals to the Facility’s FF&E, or to make the repairs to the Facility buildings of the nature described in Section 10.02(c), which are required to maintain the Facility in good order and repair. If any Repairs and Equipment Estimate prepared in good faith by Manager exceeds the available funds in the FF&E Reserve, the anticipated deficit amount shall be included in the proposed Annual Operating Budget for the ensuing year, and if included in the Approved Budget for that ensuing year, in accordance with Article VII, the payment of the special addition to the FF&E Reserve will be treated as a Facility Expense.

(f)

Any failure or refusal by Tenant to fund the amounts necessary to maintain the Facility in good order and repair within a sixty (60) day period after Manager’s request therefor may be submitted by Manager to the Expert, pursuant to Section 18.12, to determine whether such failure or refusal was unreasonably withheld or delayed, and if the Expert determines that such failure or refusal was unreasonably withheld or delayed, Tenant shall be deemed to have approved and shall be obligated to fund such amounts.

10.03. Building Alterations, Improvements, Renewals and Replacements.

(a)

The Capital Budget contains Manager’s estimate of the expenses necessary for major repairs, alterations, improvements, renewals and replacements (which repairs, alterations, improvements, renewals and replacements are not among those referred to in Section 10.02(c)) to the structure or exterior facade of the Facility, or to the mechanical, electrical, heating, ventilating, air conditioning, plumbing, or vertical transportation elements of the Facility buildings which expenditures, together with all other repair, maintenance and replacement expenditures to the Facility which are classified as capital expenditures under GAAP and are not among those referred to in Section 10.02(d), are collectively referred to as “Non-Routine Capital Expenditures”.

(b)

Manager shall be authorized to use funds in the FF&E Reserve to pay for Non-Routine Capital Expenditures without receiving Tenant’s prior consent, to the extent (i) the expenditure would not cause the annual estimate in the Capital Budget included in the Approved Budget to be exceeded; (ii) the expenditure is $10,000 or less, or (iii) the expenditure is required for reasonable assessment, remedial and preventive action (w) as a result of Legal Requirements or as otherwise required for the continued safe and orderly operation of the Facility, (x) due to an emergency threatening the Facility, its Residents, patients, guests, invitees or employees, (y) because the continuation of a given condition will subject Tenant or Manager to civil or criminal liability, or (z) to undertake appropriate assessment, remedial and preventive actions sufficient to meet any guidelines or regulations adopted by applicable Government Agencies in connection with any material adverse change to the Facility, such as material changes to any environmental condition, including without limitation bio-contaminants such as mold, including, with respect to mold contamination, the removal of the mold, abatement of the underlying cause of the mold (including water intrusion), and repair of any leaks associated with water damage at the Facility. Manager shall, as soon as reasonably practical under the circumstances, notify Tenant of the existence of any such condition, and of any action that Manager has taken and any costs it has paid or incurred utilizing the FF&E Reserve under this Section 10.03(b). Manager shall cooperate with Tenant in the pursuit of any such action, and Tenant shall have the right to participate therein. Tenant shall reimburse Manager for any such costs incurred by Manager in connection with any such assessment, remedial or preventive action (and shall replenish the FF&E Reserve of the Facility, to the extent funds from the FF&E Reserve were used in connection with any such remedial action) within thirty (30) days after Tenant’s receipt of written notice from Manager of the amount of such costs.

(c)

The cost of all Non-Routine Capital Expenditures referred to in Section 10.03(a) shall be paid, to the extent reasonably possible (given the requirement, set forth hereinabove that the FF&E at the Facility be replaced in accordance with first-class standards), from the FF&E Reserve, and Tenant shall pay such costs from its own funds only to the extent there are not adequate funds for such purpose in the FF&E Reserve, only to the extent they have been approved in writing by Tenant and in advance of any costs being incurred, except as otherwise provided in this Section 10.03.

ARTICLE XI

INSURANCE

Subject to the last sentence of this Article XI, Manager shall procure and maintain (or Tenant shall procure and maintain as further described herein), as a Facility Expense and with the prior approval of Tenant, all insurance policies and requirements as listed on Exhibit “C” to this Agreement. The carrier, total insurable values, and the various coverage limits of each policy of insurance must be acceptable to Tenant in its commercially reasonable discretion. Manager shall be designated as the named insured under each insurance policy procured by Manager. Such policies shall name Tenant and Landlord as an additional insured and/or loss payee. All deductibles, legal settlements and any other costs related to claims under the insurance policies required herein shall be Facility Expenses. Upon thirty (30) days prior written notice to Manager, Tenant may elect, in its sole discretion, to procure and maintain as a Facility Expense, any of the insurance policies required and set forth under Exhibit “C”, except for Manager’s workers’ compensation, employers’ liability, and professional liability insurance policies. In the event Tenant elects to procure directly any of the required insurance policies, then Tenant and/or Landlord shall be the named insured under each policy and Manager named as an additional insured and, if the cost of the same is more than $1,000 in excess of that being replaced, such cost in excess of $1,000 shall not be counted towards Facility Expenses for purposes of calculating the Incentive Management Fee or Subordinated Operating Fee. Notwithstanding the foregoing, to the extent any insurance coverage required hereunder is being provided under the Development Agreement, Manager shall procure and maintain such insurance from and after such date as the same is no longer provided under the Development Agreement with respect to the Facility by and among Harbor Retirement Associates, LLC and CHT Harborchase Assisted Living Owner, LLC, so that there is no period during which such coverage is not in place.

ARTICLE XII

TERMINATION OF AGREEMENT

12.01. General Termination. This Agreement shall automatically terminate at the end of the Term. Manager may sooner terminate this Agreement, subject to the notice provisions set forth in Section 13.02, if Tenant causes an Event of Default under any material provision of this Agreement to occur. Tenant may sooner terminate this Agreement if Manager causes an Event of Default under any material provision of this Agreement, subject to the notice provisions set forth in Section 13.01. This Agreement may also be sooner terminated by Tenant if Manager causes the licenses for operation of the Facility at any time to be terminated or revoked resulting in cessation of operations at the Facility; provided, however, that unless this Agreement has been terminated during the cessation of operations at the Facility, once such termination or revocation resulting in cessation of operations is cured, Tenant may no longer terminate for that occurrence. Tenant may terminate this Agreement as the result of the institution of bankruptcy proceedings by Manager, or against Manager unless such bankruptcy proceedings are dismissed within sixty (60) days following the commencement thereof. If any of these events occur, Manager shall be compensated for its Management Services only through the date of termination.

12.02. Performance Termination. If Net Operating Income is less than the Target Subordination Threshold during any Measurement Period, unless such shortfall results from or arises out of a Force Majeure Event, events covered by Article XVII below, or by major repairs, alterations or improvements to the Facility, and if Manager fails to give Tenant written notice of its agreement to subordinate its Operating Fee as set forth in Section 3.03 above, Tenant shall have the right to terminate this Agreement provided that written notice of such termination is given to Manager by Tenant within one hundred twenty (120) days from the end of the calendar year in which the shortfall occurred. Notwithstanding the foregoing, Manager shall have the right, exercisable by written notice to Tenant given within thirty (30) days of Manager’s receipt of the termination notice, to agree in writing to subordinate its Operating Fee in the remaining amount of the shortfall, in which case the termination notice shall not be effective. The Manager may not exercise its rights under the prior sentence more than two (2) times in a period of three (3) trailing calendar years. In the event the Manager disputes the Tenant’s right of termination under this Section12.02, the dispute shall be submitted to the Expert as provided under Section 18.12 below, in which event the Manager will subordinate its Operating Fee in the amount of the shortfall under protest and the ultimate disposition of such subordinated amounts will be subject to the ruling of the Expert.

12.03. Termination Without Cause. Commencing on the fifth anniversary of the Opening Date, Tenant shall have the right, on at least ninety (90) days prior written notice to Manager, to terminate the Management Agreement for any reason or for no reason, subject to the payment by Tenant to Manager of a termination payment equal to the average of the Operating Fee and Incentive Fee accrued or earned by Manager during the three full calendar months preceding the date of such written notice, multiplied by the lesser of the remaining number of months in the Term or sixty (60) months, full payment of which shall accompany such written notice of termination.

12.04. Transition upon Termination. Upon termination of this Agreement for any reason, Manager agrees to cooperate in transferring operational control of the Facility to Tenant or a successor manager. Such cooperation shall include but not be limited to the transfer of computer data in non-proprietary machine readable format and the transfer of any documents housed in Manager’s corporate headquarters relating to the Facility (or copies of such documents if Manager is required by law to maintain the originals). Tenant shall have the right to use Manager’s proprietary software and operational procedures for a period of sixty (60) days after termination of this Agreement.

ARTICLE XIII

DEFAULTS

13.01. Default by Manager. It shall be deemed an Event of Default if Manager shall fail to keep, observe or perform any material covenant, agreement, term or provision of this Agreement to be kept, observed or performed by Manager and such default shall continue (1) for a period of ten (10) days after Manager receives written notice from Tenant specifying the default in case of monetary defaults under this Agreement (provided that such notice shall not be required more than two times in any single calendar year) or (ii) for a period of thirty (30) days after Manager receives written notice from Tenant in the case of non-monetary defaults under this Agreement; provided, however, that if such non-monetary default cannot be cured within such thirty (30) day period, then Manager shall be entitled to such additional time as shall be reasonable, provided Manager is capable of curing same, has proceeded to commence cure of such default within said period, and thereafter diligently prosecutes the cure to completion. Notwithstanding the foregoing, a non-monetary default shall not be an Event of Default by Manager under this Agreement if such non-monetary default resulted from a Force Majeure Event (as long as Manager is making a good faith effort to perform its obligations under this Agreement).

13.02. Default by Tenant. It shall be deemed an Event of Default if Tenant shall fail to keep, observe or perform any material covenant, agreement, term or provision of this Agreement to be kept, observed or performed by Tenant, to the extent such default continues (i) for a period of ten (10) days after written notice thereof by Manager to Tenant in the case of monetary defaults or (ii) for a period of thirty (30) days after written notice thereof by Manager to Tenant in the case of non-monetary defaults; provided, however, if such non-monetary default cannot be cured within such thirty (30) day period, then Tenant shall be entitled to such additional time as shall be reasonable, provided that Tenant is capable of curing same, has proceeded to commence cure of such default within said period, and thereafter diligently prosecutes the cure to completion. Notwithstanding the foregoing, a non-monetary default shall not be deemed an Event of Default by Tenant under this Agreement if such non-monetary default resulted from a Force Majeure Event (as long as Tenant is making a good faith effort to perform its obligations under this Agreement).

13.03. Remedies of Tenant. Upon the occurrence of an Event of Default by Manager as specified in Section 13.01 of this Agreement, Tenant shall be entitled to cure such Event of Default at Manager’s expense, to terminate this Agreement without termination fee or payment of any fee that accrues after the date of such termination, remove Manager from the day-to-day management of the Facility and replace Manager with a substitute manager who may be paid a market management fee, and otherwise to exercise all of Tenant’s rights at law or in equity.

13.04. Remedies of Manager. Upon the occurrence of an Event of Default by Tenant as specified in Section 13.02 of this Agreement, Manager may, in addition to all of its other rights at law or in equity, terminate this Agreement. If this Agreement is terminated pursuant to the provisions of this Section 13.04, then Tenant shall, within ten (10) days after Manager’s request therefor, pay to Manager, as compensation for Manager’s lost revenue and expenses and not as a penalty, an amount equal to the average annualized Operating Fee and Incentive Fee payable to Manager during the period the Facility was managed by the Manager pursuant to this Agreement, multiplied by the number of full Fiscal Years remaining in the Term on the date of termination, or if less than one full Fiscal Year is then remaining, then multiplied by one. If Tenant fails to pay such fee within the time period set forth herein, then Manager shall have the right (without affecting Manager’s other remedies under this Agreement) to withhold the amount of such fee from the FF&E Reserve or any other funds of Tenant held by or under the control of Manager.

13.05. Additional Remedies. Upon the occurrence of an Event of Default by either party under the provisions of Article XIII, the amount owed to the non-defaulting party shall accrue interest, at an annual rate equal to the Overdue Rate, from and after the date on which such payment was originally due to the non-defaulting party. The rights granted under this Article XIII shall not be in substitution for, but shall be in addition, to, any and all rights and remedies available to the non-defaulting party (including, without limitation, injunctive relief and damages) by reason of applicable provisions of law or equity.

13.06. No Waiver of Default. The failure of Tenant or Manager to seek remedy for any violation of, or to insist upon the strict performance of, any term or condition of this Agreement shall not prevent a subsequent act by Tenant or Manager which would have originally constituted a violation of this Agreement by Tenant or Manager, from having all the force and effect of an original violation. Tenant or Manager may waive in writing any breach or threatened breach by Tenant or Manager of any term or condition herein contained. The failure by Tenant or Manager to insist upon the strict performance of any one of the terms or conditions of this Agreement or to exercise any right, remedy or election herein contained or permitted by law shall not constitute or be construed as a waiver or relinquishment for the future of such term, condition, right, remedy or election, but the same shall continue and remain in full force and effect. All rights and remedies that Tenant or Manager may have at law, in equity or otherwise for any breach of any term or condition of this Agreement, shall be distinct, separate and cumulative rights and remedies and no one of them, whether or not exercised by Tenant or Manager, shall be deemed to be in exclusion of any other right or remedy of Tenant or Manager.

ARTICLE XIV

LEGAL ACTIONS, GOVERNING LAW,

LIABILITY OF MANAGER AND INDEMNITY

14.01. Legal Actions. Legal counsel for Manager and Tenant shall cooperate in the defense or prosecution of any action affecting the Facility and the reasonable costs of such cooperation shall be paid as a Facility Expense. Manager shall not institute any legal action affecting the Facility without Tenant’s written consent. Manager shall immediately forward all legal notices to Tenant which relate to the Facility. Tenant shall advise and assist Manager in instituting or defending, as the case may be, in the name of the Facility, Tenant and/or Manager, but in any event as a Facility Expense, all actions arising out of the operation of the Facility and not attributable to the gross negligence or willful misconduct of Manager, and any and all legal actions or proceedings to collect charges, third party payments, rents, or other incomes for Manager, Tenant or the Facility, or to lawfully evict or dispossess Manager or other persons in possession thereunder, or to lawfully cancel, modify, or terminate any lease, license, or concession agreement in the event of breach or default thereof, or to defend any such action brought against Tenant or Manager. Tenant shall assist Manager to take the actions necessary to protest or litigate to a final decision in any appropriate court or forum, as a Facility Expense, any violation, order, rule, or regulation affecting the Facility.

14.02. Legal Fees and Costs. In the event either party elects to incur legal expenses to enforce or interpret any provision of this Agreement against the other party to this Agreement, the prevailing party shall be entitled to recover such legal expenses, including without limitation, reasonable attorney’s fees, costs and necessary disbursements, in addition to any other relief to which such party shall be entitled.

14.03. Choice of Law and Venue. The parties agree that this Agreement shall be governed by and construed in accordance with the internal laws of the State.

14.04. Liability of Manager.

(a)

Standard of Care. Manager agrees to make a diligent and commercially reasonable effort to exercise, with respect to all services provided by Manager under or pursuant to this Agreement, a high and qualified standard of care, skill, and diligence such as is at least comparable to that at other senior’s housing facilities owned or managed by the Manager or its Affiliates with the same Permitted Use as the Facility, and as is reasonably necessary for the maintenance of any license or permit required for the Facility to be operated for its Permitted Use in accordance with all applicable Legal Requirements. Manager agrees to make a diligent and commercially reasonable effort to maximize the occupancy of the Facility.

(b)

Other Persons. Neither party shall be responsible for the acts or omissions of the other party’s contractors, subcontractors or employees, or of any persons representing the other party and performing any services for or in connection with the Facility, or any consultants or other persons engaged by the other party with respect thereto, except and only to the extent a party is supervising, or legally should be supervising the same, and a party shall be responsible only for the performance of such party’s obligations hereunder in accordance with the terms hereof.

(c)

Non-Recourse. In the event that Manager makes any claim against the Facility and Tenant, Manager’s recourse shall be limited to the provisions of this Agreement and to the Tenant’s right, title and interest in and to the Facility. Manager shall have no recourse to Affiliates, shareholders, directors, officers, employees, or members of the Tenant. In the event that the Tenant makes any claim against the Manager, the Tenant shall have no recourse to Affiliates, directors, officers, employees, members or managers of the Manager.

(d)

Limitation of Liability. Notwithstanding any other provisions of this Agreement, the maximum liability of Manager to Tenant (but not to any third party or any third party claim passed through Tenant to Manager) for any breach of this Agreement or for any claims arising hereunder, unless arising out of the gross negligence or willful misconduct of the Manager or the violation by Manager of its representations, warranties and covenants set forth in Section 9.02(c), shall be limited to the amount of applicable insurance carried by Manager pursuant to Article XI hereinabove and the amount of the Operating Fees paid as of the date of such breach or claim. This limitation of liability shall not preclude Tenant from seeking specific performance against Manager.

14.05. Indemnity. Manager will defend, indemnify and hold Tenant (and any Affiliate, their respective directors, officers, shareholders, members, employees and agents) harmless from and against any claims, losses, expenses, costs, suits, actions, proceedings, demands or liabilities that are asserted against, or sustained or incurred by them because of Manager’s breach of this Agreement or because of legal actions or regulatory violations arising from Manager’s gross negligence, fraud, or willful misconduct, or because of any loss, cost, liability and damage (including, without limitation, engineers’ and reasonable attorneys’ fees and expenses, and the cost of litigation) arising from the placing of Hazardous Substances, in violation of any Legal Requirements, including those governing the Environment, on or in the Facility by Manager’s employees, representatives or agents during the Term or any Renewal. If and to the extent any claim is not covered by insurance carried under this Agreement, Manager will defend, at its expense, any actions brought directly against Manager as a result of its gross negligence, fraud or willful misconduct, in managing and/or operating the Facility, or arising from the placing of Hazardous Substances, in violation of any Legal Requirements, on or in the Facility by Manager’s employees, representatives or agents, provided that any deductible payable under any such insurance policy shall be a Facility Expense, and Manager will not be liable therefor. Tenant will defend, indemnify, and hold Manager harmless, from and against any and all claims, expenses, losses, costs, suits, actions, proceedings, demands, or liabilities (including, without limitation, engineers’ and reasonable attorneys’ fees and expenses, and the cost of litigation) that are asserted against, or sustained or incurred by Manager in the performance of Manager’s duties under this Agreement or otherwise while acting within the scope of the agency established by the parties to this Agreement, or arising under or in connection with Tenant’s breach of this Agreement, or the gross negligence or willful misconduct of Tenant, its employees, representatives or agents. The scope of the foregoing indemnities includes any and all costs and expenses properly incurred in connection with any proceedings to defend any indemnified claim, or to enforce the indemnity, or both. Recovery upon an indemnity contained in this Agreement shall be reduced dollar-for-dollar by any applicable insurance collected by the indemnified party with respect to the claims covered by such indemnity.

14.06. Notice of Claim or Suit. Manager shall promptly notify Tenant of any claim (including, without limitation, any insurance claims), action, proceeding or suit instituted or threatened against Tenant and relating to the Facility or this Agreement, of which Manager receives notice or of which Manager acquires knowledge. Tenant shall promptly notify Manager of any claim, action, proceeding or suit instituted or threatened against Manager, or against Tenant and relating to the Facility or this Agreement, of which Tenant receives notice or of which Tenant acquires knowledge. In the event either party is made a party to any action for damages or other relief against which such party has been indemnified, as provided in Section14.05 above, the indemnifying party shall at its own expense using counsel reasonably approved by the indemnified party, diligently defend the indemnified party, pay all costs in such litigation or, at the option of the indemnified party, the indemnified party at its expense may nonetheless engage its own counsel in connection with its own defense or settlement of said litigation in which event the indemnifying party shall cooperate with indemnified party and make available to the indemnified party all information and data in the indemnifying party’s custody or under its control which the indemnified party reasonably deems necessary or desirable for such defense. In the event the indemnified party is required to secure its own counsel due to a conflict in the interests of the indemnifying party and the indemnified party in any action for damages or other relief against which the indemnifying party has indemnified the indemnified party, the indemnifying party shall pay all of the indemnified party’s reasonable attorney’s fees and costs thereafter incurred in such litigation. The indemnifying party is required to approve a settlement agreement for any such claim or suit as requested by the indemnified party and which is consistent with applicable insurance company requirements and within insured limits and any deductible, unless the indemnifying party posts a bond or other security acceptable to the indemnified party for any potentially uninsured liability amounts.

ARTICLE XV

REGULATORY AND CONTRACTUAL REQUIREMENTS

15.01. Regulatory and Contractual Requirements. Manager shall make diligent and commercially reasonable effort to cause all things to be done in and about the Facility reasonably necessary to comply with the requirements of any Applicable Law or board of fire underwriters respecting the use of the Facility or the construction, maintenance, or operation thereof. Manager shall make a diligent and commercially reasonable effort to obtain and maintain all Federal, State and local government permits and licenses needed for its management and operation for its Permitted Use in the State. Tenant agrees upon request by Manager to sign promptly, without charge, applications for licenses, permits or other instruments necessary for operation of the Facility in accordance with Legal Requirements and to provide such information and perform such acts relative to the Ownership of the Facility as are required by law, regulation or governmental practice in order for Manager (or Tenant, to the extent required by applicable Legal Requirements) to obtain and/or maintain any license, permit, instrument, certificate, certification or approval with respect to the proper operation of the Facility. Manager shall keep its corporate organization in good standing in the State and shall maintain all corporate permits and licenses required by the State.

The parties understand and agree that certain deficiencies or situations of noncompliance with various Legal Requirements (such as building codes, OSHA, ADA and the like) are likely to occur from time to time in the normal course of business operations. Such occurrences will not constitute a breach or Event of Default of Manager hereunder, provided that, (i) they are not materially beyond the general experience of similar facility operations located in the State in terms of scope, seriousness, or frequency, and (ii) Manager takes all reasonable actions in a timely manner to cure such deficiencies or situations of non-compliance. The costs (including any fines for non-compliance) of curing such deficiencies or circumstances of non-compliance shall constitute Facility Expenses unless incurred by reason of Manager’s willful failure, gross negligence or Event of Default hereunder.

ARTICLE XVI

PROPRIETARY MARKS; INTELLECTUAL PROPERTY

16.01. Name of Facility. During the Term of this Agreement, the Facility shall be known as HarborChase Villages, with such additional identification as may be necessary and agreed to by Tenant and Manager to provide local identification.

16.02. Ownership of Proprietary Marks. The Proprietary Marks shall in all events remain the exclusive property of Manager, and nothing contained herein shall confer on Tenant the right to use the Proprietary Marks. Upon termination of this Agreement, any use of or right to use the Proprietary Marks by Tenant shall cease forthwith and Manager shall, as a Facility Expense, within seven (7) days of such termination, remove from the Facility any signs or similar items that contain the Proprietary Marks. If Manager is not permitted by Tenant to remove such signs or similar items, Manager shall have the right to remain at the Facility as long as is necessary for Manager to do so, and the Term of this Agreement shall be extended for such period. The right to use such Proprietary Marks belongs exclusively to Manager, and the use thereof inures to the benefit of Manager whether or not the same are registered and regardless of the source of the same.

16.03. Intellectual Property. All Intellectual Property shall at all times be proprietary to Manager or its Affiliates, and shall be the exclusive property of Manager or its Affiliates. During the Term of this Agreement, Manager shall be entitled to take all reasonable steps to ensure that the Intellectual Property remains confidential. Upon termination, and except as otherwise provided in Section 12.02 above, all Intellectual Property shall be removed from the Facility by Manager, without compensation to Tenant.

16.04. Breach of Covenant. Manager and/or its Affiliates shall be entitled, in case of any breach of the covenants of this Article XVI by Tenant or others claiming through it, to injunctive relief and to any other right or remedy available at law. Article XVI shall survive termination of this Agreement.

ARTICLE XVII DAMAGE AND CONDEMNATION

17.01. Damage and Repair

(a)

If, during the Term, the Facility suffers a Total Casualty, this Agreement shall be terminable at the option of either party upon written notice to the other party. Such notice must be sent within sixty (60) days after the date of the Total Casualty.

(b)

If, during the Term, the Facility is damaged by fire, casualty or other cause, but not to the extent of a Total Casualty, or if the Facility suffers a Total Casualty but neither party elects to terminate under Section 17.01(a), Tenant shall, at its cost and expense and with all reasonable diligence, repair and/or replace the damaged portion of the Facility to the same condition as existed prior to such event. Manager shall have the right to discontinue operating the Facility or any portion thereof to the extent it reasonably deems necessary to comply with applicable Legal Requirements or for the damaged portion of the Facility to be safely repaired and/or replaced by Tenant in accordance with the requirements of this Section 17.01(b). To the extent available, proceeds from the property and casualty insurance maintained pursuant to Section 11.01 of this Agreement shall be applied to such repairs and/or replacements. If Tenant fails to so promptly commence and diligently complete the repairing and/or replacement of the Facility so that it shall be substantially the same as it was prior to such damage or destruction, such failure shall be an Event of Default by Tenant. The parties agree that Tenant’s obligations to repair and/or replace pursuant to the provisions of this Section 17.01(b) shall be subject to Tenant’s ability to obtain such entitlements and/or other governmental approvals as may be necessary to undertake such repair and/or replacement; provided that Tenant shall undertake diligent and commercially reasonable efforts to obtain such entitlements and/or approvals.

17.02. Condemnation

(a)

In the event all or substantially all of the Facility shall be taken in any eminent domain, condemnation, compulsory acquisition, or similar proceeding by any competent authority for any public or quasi-public use or purpose, or in the event a portion of the Facility shall be so taken, but the result is that it is unreasonable to continue to operate the Facility for its Permitted Use pursuant to this Agreement in accordance with the standards required by this Agreement, in the mutual reasonable judgment of Tenant and Manager, this Agreement shall terminate effective as of the date of such taking or similar proceeding. Tenant and Manager shall each have the right to initiate such proceedings as they deem advisable to recover any damages to which they may be entitled.

(b)

In the event a portion of the Facility shall be taken by the events described in Section 17.02(a), or the entire Facility is affected but on a temporary basis, and the result is not to make it unreasonable to continue to operate the Facility for its Permitted Use pursuant to this Agreement, in the mutual reasonable judgment of Tenant and Manager, this Agreement shall not terminate. However, so much of any award for any such partial taking or condemnation as shall be necessary to render the Facility equivalent to its condition prior to such event shall be used by Tenant for such purpose; and Manager shall have the right to discontinue operating the Facility or any portion thereof to the extent it reasonable deems necessary to comply with applicable Legal Requirements or for the remaining portion thereof to be safely restored by Tenant in accordance with the requirements of this Section17.02.

(c)

In the event of any proceeding described in Section 17.02(a) or (b) and Tenant and Manager cannot agree on a fair and equitable apportionment of any such award, the dispute shall be decided by the Expert, in accordance with Section 18.12 below. For this purpose, any award or compensation received by the holder of any Mortgage shall be deemed to be an award or compensation received by Tenant.

ARTICLE XVIII

MISCELLANEOUS PROVISIONS

18.01. Additional Assurances. Once this Agreement has been executed by Tenant and Manager, the provisions of this Agreement shall be self-operative and shall not require further agreement by the parties except as may be herein specifically provided to the contrary; provided, however, at the request of either party, the party requested shall execute such additional instruments and take such additional acts as the requesting party may reasonably deem necessary to effectuate this Agreement.

18.02. Consents, Approval and Discretion. Except as expressly provided herein to the contrary, whenever this Agreement requires any consent or approval to be given by either party or either party must or may exercise discretion, the parties agree that such consent or approval shall not be unreasonably withheld or delayed and such discretion shall be reasonably exercised, in good faith.

18.03. No Brokerage. Each party represents to the other that it has not engaged a broker in connection with this transaction, and agrees to defend, indemnify, and hold the other party harmless from any claim made by a broker through the indemnifying party.

18.04. Notices. All notices, demands, consents, approvals, and requests given by either party to the other hereunder shall be in writing and shall be sent by hand, by overnight courier, or by registered or certified mail, postage prepaid, to the parties at the following addresses:

TENANT:

CHT Harborchase TRS Tenant Corp.

c/o CNL Healthcare Trust, Inc.

Attn: Holly Greer, SVP and General Counsel and Joseph T. Johnson, SVP and Chief Financial Officer

450 South Orange Avenue

Orlando, FL 32801

E-mail: Holly.Greer@cnl.com

E-mail: Joseph.Johnson@cnl.com

copy to:	Lowndes, Drosdick, Doster, Kantor & Reed, P.A. Attention: William T. Dymond, Jr., Esq. 215 N. Eola Drive Orlando, FL 32801 E-mail: William.Dymond@lowndes-law.com

MANAGER:	Timothy S. Smick Harbor Villages Management, LLC 1440 Highway A1A Vero Beach, FL 32963 Telephone: (772) 492-5002 Facsimile: (772) 492-5005 E-Mail: tsmick@hraonline.com

and to:	Michael A. Okaty, Esq. Foley & Lardner LLP 111 North Orange Avenue, Ste. 1800 Orlando, FL 32801 Telephone: (407) 244-3229 Facsimile: (407) 648-1743 E-Mail: mokaty@foley.com or to such other address and to the attention of such other person as either party may from time to time designate in writing. Notices shall be effective upon receipt. Refusal to accept delivery shall constitute receipt.

18.05. Severability. If any term or provision of this Agreement or the application thereof to any person or circumstance is held to be invalid or unenforceable for any reason, the remainder of this Agreement, or the application of such term or provision to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby, and each term and provision of this Agreement shall be valid and be enforced to the fullest extent permitted by law.

18.06. Gender and Number. Whenever the context of this Agreement requires, the gender of all words herein shall include the masculine, feminine, and neuter, and the number of all words herein shall include the singular and plural.

18.07. Division and Heading. The divisions of this Agreement into sections and subsections and the use of captions and headings in connection therewith are solely for convenience and shall have no legal affect whatsoever in construing the provisions of this Agreement.

18.08. Confidentiality of Information. Manager and Tenant agree to keep confidential and not to use or to disclose to others, except as expressly consented to in writing by the other party or required by law, any and all of their respective secrets or confidential technology, proprietary information, customer lists, or trade secrets, or any other confidential matter or confidential items ascertained through their association with each other. Manager and Tenant further agree that should Manager cease to be the manager of the Facility, Manager will return to Tenant any Facility information of any kind pertaining to Residents of the Facility, business, sales, financial condition or products and Tenant will return to Manager any and all of Manager’s confidential information obtained by Tenant. All unexpended funds related to and accounts opened on behalf of the Facility also will be returned to Tenant.

18.09. Right to Perform. In the event that Tenant or Manager shall fail to perform any duty or fulfill any obligation hereunder to the material detriment of the other, Tenant or Manager, in addition to any rights or remedies available to it under law, shall have the right, but not the obligation to perform any such duty or fulfill any such obligation, but in no way obligating the party beyond any termination period allowable hereunder.

18.10. Assignment by Manager. Manager shall have the right to assign this Agreement to an Affiliate of Manager without release of Manager from its obligations hereunder after thirty (30) days written notice to Tenant. Such Affiliate shall assume all obligations of Manager under this Agreement. All assignment documentation shall be satisfactory to Tenant in its reasonable discretion.

18.11. Limitation of Liability. To the maximum extent permitted by applicable law, no shareholder, member, manager, officer, director, employee, agent or Affiliate of any party to this Agreement shall have any personal liability with respect to the liabilities or obligations of such party under this Agreement or any document executed by such party pursuant to this Agreement. This Section shall survive the termination of this Agreement.

18.12. Expert Decisions. Where this Agreement calls for a matter to be referred to arbitration or an Expert for determination, the following provisions shall apply:

(a) Unless specifically stated to the contrary, the use of the Expert shall be the exclusive remedy of the parties and neither party shall attempt to adjudicate any dispute in any other forum. The decision of the Expert shall be final and binding on the parties and shall not be capable of challenge, whether by arbitration, in court or otherwise;

(b) Each party shall be entitled to make written submissions to the Expert, and if a party makes any submission it shall also provide a copy to the other party and the other party shall have the right to comment on such submission. The parties shall make available to the Expert all books and records relating to the issue in dispute and shall render to the Expert any assistance requested of the parties. The costs of the Expert and the proceedings shall be treated as a Facility Expense;

(c) The Expert shall make its decision with respect to the matter referred for determination by applying the standards applicable to similarly-situated senior’s housing facilities having the same Permitted Use as the Facility, in accordance with industry standards (including compliance with the requirements of any quality assurance program) and determining whether the matter at issue is necessary to satisfy such standards; and

(d) The terms of engagement of the Expert shall include an obligation on the part of the Expert to: (i) notify the parties in writing of his or her decision within forty-five (45) days from the date on which the Expert has been selected (or such other period as the parties may agree or as set forth herein); and (ii) establish a timetable for the making of submissions and replies.

18.13. Right to Inspect. Tenant and the holder of any Mortgage on the Facility and their agents shall have the right to enter upon the Facility or any portion thereof at any reasonable time to inspect the same, including but not limited to, the operation, sanitation, safety, maintenance and use of the same, or any portions of the same and to assure itself that Manager is in full compliance with its obligations under this Agreement (but Tenant and the holder of any such mortgage shall not thereby assume any responsibility for the performance of any of Manager’s obligations hereunder, nor any liability arising from the improper performance thereof). In making any such inspections, neither Tenant nor the holder of any such Mortgage shall unduly interrupt or interfere with the conduct of Manager’s business, and Tenant and such Mortgagee shall be obligated to pay for any damage to the Facility resulting from their acts or the acts of their agents during their inspection of the Facility.

18.14. Entire Agreement/Amendment/Waiver. With respect to the subject matter hereof, this Agreement supersedes all previous contracts and constitutes the entire Agreement between the parties, and no party shall be entitled to benefits other than those specified herein. As between the parties, no oral statements or prior written material not specifically incorporated herein shall be of any force and effect. The parties specifically acknowledge that in entering into and executing this Agreement, the parties rely solely upon the representations and agreements contained in this Agreement and no others. All prior representations or agreements not expressly incorporated herein, whether written or verbal, are superseded, and no changes in or additions to this Agreement shall be recognized unless and until made in writing and signed by both parties hereto, and no waiver of any of the provisions of this Agreement shall be enforceable unless such waiver is in writing and signed by the party against whom the waiver is sought to be enforced. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed under seal by their duly authorized offices, all as of the day and year first above written.

TENANT:

CHT HARBORCHASE TRS TENANT CORP.

By:	/s/ Kevin Maddron
Name:	Kevin Maddron
Title:	Senior Vice President

MANAGER:

HARBOR VILLAGES MANAGEMENT, LLC

By:	/s/ Timothy S. Smick
Name:	Timothy S. Smick
Title:	CEO